                                                Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-104472

                              DATED JUNE 25, 2003

PROSPECTUS

                          CITIZENS BANKING CORPORATION

                               OFFER TO EXCHANGE

     $125,000,000 PRINCIPAL AMOUNT OF ITS 5.75% SUBORDINATED NOTES DUE 2013
          WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933,
      FOR ANY AND ALL OF ITS OUTSTANDING 5.75% SUBORDINATED NOTES DUE 2013
                             ---------------------
                  The exchange offer will expire at 5:00 p.m.,
             New York City time, on July 25, 2003, unless extended.

     We are offering to exchange 5.75% subordinated notes due 2013, or the "exchange notes," for our currently outstanding 5.75% subordinated notes due 2013, or the "outstanding notes." The exchange notes are substantially identical to the outstanding notes, except that the exchange notes have been registered under the federal securities laws and will not bear any legend restricting their transfer. The exchange notes will represent the same debt as the outstanding notes, and we will issue the exchange notes under the same indenture.

     The exchange notes will be subordinated unsecured obligations of ours and will rank junior in right of payment to our senior indebtedness, and equally with any other subordinated indebtedness that we may hereafter issue.

     The principal features of the exchange offer are as follows:

     - The exchange offer expires at 5:00 p.m., New York City time, on July 25, 2003, unless extended.

     - We will exchange all outstanding notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer. You should read the section called "The Exchange Offer" on page 25 for information on how to exchange outstanding notes for exchange notes.

     - You may withdraw tenders of outstanding notes at any time prior to the expiration of the exchange offer.

     - We believe that the exchange of outstanding notes will not be a taxable event for U.S. federal income tax purposes, but you should see "Material United States Federal Income Tax Considerations" on page 43 for more information.

     - We will not receive any proceeds from the exchange offer.

     - The exchange offer is subject to customary conditions, which we may waive.

     - We issued the outstanding notes in a transaction not requiring registration under the Securities Act and, as a result, transfer of the outstanding notes is restricted. We are making the exchange offer to satisfy your registration rights, as a holder of the outstanding notes.

     - We do not intend to apply for listing of the exchange notes on any securities exchange or to arrange for them to be quoted on any quotation system.

     - There is no established trading market for the exchange notes or the outstanding notes.

     - The terms of the exchange notes are substantially identical to those of the outstanding notes, except that the exchange notes are registered under the Securities Act and the transfer restrictions and registration rights applicable to the outstanding notes do not apply to the exchange notes.

     Broker-dealers receiving exchange notes in exchange for outstanding notes acquired for their own account through market-making or other trading activities must deliver a prospectus in any resale of the exchange notes.
                             ---------------------
     INVESTING IN THE EXCHANGE NOTES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 10.
                             ---------------------
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

     Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal delivered with this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act of 1933. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the completion of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Forward Looking Statements............    i
Prospectus Summary....................    1
Risk Factors..........................   10
Use of Proceeds.......................   15
Capitalization........................   16
Selected Historical Financial and
  Operating Data......................   17
Ratios of Earnings to Fixed Charges...   18
Regulation and Supervision............   18

                                        PAGE
                                        ----
The Exchange Offer....................   25
Description of the Notes..............   33
Registration Rights Agreement.........   41
Material United States Federal Income
  Tax Consequences....................   43
Plan of Distribution..................   46
Where You Can Find More Information...   47
Legal Matters.........................   48
Experts...............................   48

                             ---------------------

     We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus as if we had authorized it. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates, nor does this prospectus constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains "forward-looking statements" within the meaning of the securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ. These risks and uncertainties include, among others, those matters discussed in the section titled "Risk Factors" and other risks and uncertainties detailed from time to time in our filings with the SEC.

     All statements, other than statements of historical facts, included or incorporated by reference in this prospectus are forward-looking statements. When used in this prospectus, the words "will," "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. All forward-looking statements speak only as of the date of this prospectus. We do not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this prospectus are reasonable, we can give no assurance that such plans or expectations will be achieved.

     You should carefully read the factors described in the "Risk Factors" section of this prospectus for a description of certain risks that could, among other things, cause actual results to differ from these forward-looking statements.

                               PROSPECTUS SUMMARY

     The following summary information is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial data, including the consolidated financial statements and related notes thereto, appearing elsewhere in, or incorporated by reference into, the prospectus. In addition to other information in this prospectus you should carefully consider the factors set forth under "Risk Factors" below. Unless the context indicates otherwise, all references in this prospectus to "Citizens," the "Company," "our," "us" and "we" refer to Citizens Banking Corporation and its subsidiaries. All references to "notes" shall mean the outstanding notes we issued and sold on January 27, 2003 and the exchange notes available in this exchange offering.

                          CITIZENS BANKING CORPORATION

     Citizens is a diversified banking and financial services company that is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. We provide a full range of banking and financial services to individuals and businesses through our Citizens Bank and F&M Bank subsidiaries. We also provide wealth management services through Citizens Bank Wealth Management, N.A. and through affiliate trust departments of F&M
Bank -- Wisconsin and F&M Bank -- Iowa. Our operations are conducted through 188 banking offices, 208 ATM locations and 28 brokerage centers in Michigan, Wisconsin, Iowa and Illinois. At March 31, 2003, we had 2,415 full-time equivalent employees. We operate in the following three major business segments:

     - Business Banking -- Business Banking provides a full range of credit and related financial services to a wide range of middle-market corporate, small business, government and leasing clients. Products and services offered include commercial loans, commercial mortgages, small business loans, letters of credit, deposit accounts, cash management and international trade services. We extend credit to clients within the commercial, commercial mortgage, real estate construction and lease financing categories.

     - Consumer Banking -- Consumer Banking includes consumer lending and deposit gathering, electronic banking and residential mortgage loan origination and servicing. This line of business offers a variety of retail financial products and services including deposit accounts, direct and indirect installment loans, debit and credit cards, home equity lines of credit, residential mortgage loans, fixed and variable annuities and ATM network services. Consumer loans are primarily composed of automobile, personal, marine, recreational vehicle, home equity and credit card loans.

     - Wealth Management -- Wealth Management provides services to both our business and consumer clients. Private banking focuses on high net-worth customers and offers a broad array of asset management, estate settlement and administration, deposit and credit products. Trust and investment services include personal trust and planning services, investment management services, estate settlement and administration services and investment advisory services for the Golden Oak family of mutual funds, which we distribute through our banking offices. Retirement plan services focus on investment management and fiduciary activities with special emphasis on 401(k) plans. The brokerage and insurance businesses deliver retail mutual funds, other securities, variable and fixed annuities, personal disability and life insurance products and discounted brokerage services.

     Business Banking and Consumer Banking are our biggest business segments and contribute the vast majority of our net income.

     We operate within the Midwestern states of Michigan, Wisconsin, Iowa and Illinois. In Michigan, the primary market includes much of the central and southern parts of the state. In Wisconsin, the primary market area is the Fox Valley region, extending from Green Bay to Appleton to Oshkosh, as well as northeastern and southwestern Wisconsin. Other market areas are central Iowa and the western suburban market of Chicago, Illinois. Many of our offices are located in small cities and rural areas that have diverse economies and a mix of manufacturing, service, retailing and agricultural businesses. In many of these localities, we are the largest bank, which we believe to be a competitive advantage.

     Our commercial loan portfolio is diversified by borrowers and industries. We seek to limit our credit risk by establishing guidelines to review our aggregate outstanding commitments and loans to particular borrowers, industries and geographic areas. We have no loans to non-U.S. borrowers and do not participate in large national loan syndications or highly leveraged transactions. Approximately one-half of our commercial real estate loans are secured by mortgages on owner-occupied properties. Our commercial borrowers are generally involved in business activities other than real estate, and the sources of repayment are not dependent on the performance of the real estate market.

     We were incorporated in Michigan in 1980. Our common stock is traded on the National Market tier of The Nasdaq Stock Market(R) under the symbol "CBCF." Our principal executive offices are located at 328 South Saginaw Street, Flint, Michigan 48502, and our telephone number is (810) 766-7500. Our website address is www.citizensonline.com. The information in our website does not constitute part of this prospectus.

STRATEGIC INITIATIVES AND OTHER KEY ACTIONS

     In February 2002, we named William R. Hartman our president and chief executive officer, and in January 2003 he became chairman. Since early last year we have significantly strengthened our management team by hiring a new chief financial officer and a chief credit officer, and by naming executives in charge of operations and technology, consumer banking, branch delivery and small business banking. These appointments added a depth of experience in vital areas of our management team.

     In the last six months of 2002 and the first quarter of 2003, our new management team took various strategic actions to improve our credit quality and risk profile, strengthen our financial position, and implement restructuring and process improvement initiatives. Some of these actions were taken in response to loan quality problems that arose during this period, including an unanticipated credit related charge-off of $11.5 million during the first quarter of 2003 on a single credit in which collateral value was materially overstated (based on borrowing base reports falsified by the borrower). The actions taken during the last six months of 2002 and the first quarter of 2003 included the following:

     - We removed credit approval responsibilities from relationship officers and established regional credit officer positions, staffed with our most experienced credit officers whose sole responsibility is to evaluate and approve credit decisions in accordance with company-wide guidelines. Separating the relationship management function from the credit approval process is designed to improve accountability and credit quality. We also strengthened our credit risk rating scale and criteria to improve risk management and to allow us to detect credit problems earlier. The implementation of this initiative is expected to benefit future results of operations, cash flows and our financial condition through lower loan charge-offs and lower non-performing assets. However, in the near term (i.e. the next three to four quarters) the effect of this initiative may be to increase net charge-offs and non-performing assets as the new credit process allows us to detect credit problems earlier. The amount and timing of the expected benefits of this initiative cannot be precisely determined.

     - Due to recent loss experience and management's view of the economy, we increased our loan loss reserve. While preserving our historical overall approach to the determination of the loan loss reserve, we increased the projected loss rates in our formula-based reserve to better represent current loss experience and economic conditions. By applying this change, and because of an unusually high amount of commercial credits that deteriorated to charge-off status during the third quarter and increases in non-performing and impaired credits, we recorded an $80 million incremental loan loss provision during the third quarter of 2002. As a result, the allowance for loan losses for the year ended December 31, 2002 increased to $109.5 million. The allowance for loan losses during the first quarter of 2003 increased an additional $2.9 million to $112.4 million.

     - Changing our internal reporting structure from a geographic focus to a line of business focus, we launched restructuring initiatives within our three main lines of business (consumer banking, business banking and wealth management) to enable us to compete more effectively, reduce layers of management, be more customer-oriented and better position ourselves to grow our core deposits and loan portfolios. These changes were not implemented to downsize the Company, but to eliminate redundancies, and streamline and empower regional management in our divisions. We also implemented new cost reduction initiatives aimed at improving core earnings and operating efficiency. Cost reduction initiatives included renegotiating contracts for procurement of various banking services, equipment and supplies, including microcomputer equipment and support services, telecommunications services, courier services and forms and supplies. As a result of these restructuring and cost reduction initiatives, we anticipate lower noninterest expense, due to reduced salaries and employee benefits, equipment, occupancy, postage and delivery, telephone and stationery and supplies expense. We began to realize expense reduction in salaries and employee benefits and equipment expense in the fourth quarter of 2002 and in the other aforementioned expense categories in the first quarter of 2003. The annual expense reduction from these initiatives is anticipated to be approximately $8 million to $10 million in 2003, compared with 2002.

     - We established the position of branch manager in all of our retail offices to more effectively coordinate the sales and delivery of services to our clients. The effects on future results of operations, cash flow and our financial condition from this initiative cannot be precisely determined.

     - In addition to our normal credit review procedures, we hired outside collateral auditors to conduct field audits on all loans in excess of $5 million and risk selected loans in excess of $1 million that are secured by accounts receivable and inventory. This review, which began in late March 2003, is anticipated to be completed during the second quarter of 2003. The total cost of the audits is estimated to be between $750,000 and $800,000, and will be incurred as a non-interest expense in the first two quarters of 2003. Although the audits may result in increased net charge-offs and non-performing assets in the near term, we expect them to ultimately benefit future results of operations, cash flows and our financial condition through lower loan charge-offs and lower non-performing assets. The amount and timing of these expected benefits cannot be precisely determined at this time.

     - In an effort to reduce interest rate risk in this low and very competitive rate environment, during the first quarter of 2003 we standardized our prepayment policies on fixed-rate lending within our business banking unit. The net effect on future results of operations, cash flow and our financial condition from this standardization cannot be precisely determined at this time.

     - During the first quarter of 2003, we more closely aligned the compensation and incentive plans within our lines of business to support our vision by changing the basis of the goals to corporate profitability and credit quality from revenue and growth. The net effect on future results of operations, cash flow and our financial condition from this action cannot be precisely determined at this time.

RISK FACTORS

     Before making any investment decision involving us, or deciding to exchange your outstanding notes for the exchange notes, you should carefully consider all of the risks and other information contained in, and incorporated by reference into, this prospectus, such as:

     - legal restrictions on our banking subsidiaries which may affect our ability to fund operations and make payments on the notes;

     - possible limits on our sources of funds for operations and making payments on the notes;

     - the potential adverse affect on our business of our decisions regarding credit risk and reserves for loan losses;

     - the potential reduction in profits caused by interest rate changes;

     - the potential effect of a further economic downturn;

     - competition for loans, deposits and other financial services;

     - our potential inability to update our technology as quickly as our competitors do;

     - potential adverse changes in applicable laws and regulatory requirements;

     - our potential inability to integrate acquired operations or complete our restructuring;

     - the subordinate position of the holders of the notes to our senior debt holders and creditors of our subsidiaries;

     - the potential difficulty of selling any notes you do not exchange in this offer; and

     - the potential inability to sell the exchange notes if a market does not develop.

RECENT DEVELOPMENTS

     Prior to the end of the third quarter of 2003, we intend to raise up to $50 million through one or more trust preferred pool transactions. If the transactions are completed, the proceeds will be used for general corporate purposes. The securities issued in the transactions, which would be classified as subordinated long-term debt on our balance sheet, would not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

                                  THE OFFERING

     On January 27, 2003, Citizens Banking Corporation completed an offering of $125 million in aggregate principal amount of its 5.75% subordinated notes due 2013, which was exempt from registration under the Securities Act. We used approximately $30 million of the net proceeds of the offering to reduce the amount outstanding under our line of credit with three unaffiliated banks. The remainder of the net proceeds are available for general corporate purposes, including, but not limited to, purchasing additional shares of our common stock pursuant to our previously announced stock purchase program and payment of regular, quarterly cash dividends on our common stock.

Outstanding notes.............   We sold the outstanding notes to Morgan
                                 Stanley, Keefe, Bruyette & Woods, Inc., Robert
                                 W. Baird & Co, Credit Suisse First Boston,
                                 Fahnestock & Co. Inc., Howe Barnes Investments,
                                 Inc. and McDonald Investments, the initial purchasers, on January 27, 2003. The initial purchasers subsequently resold the outstanding notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to non-U.S. persons outside the United
                                 States in reliance on Regulation S under the Securities Act.

Registration rights
agreement.....................   In connection with the sale of the outstanding
                                 notes, we entered into a registration rights agreement with the initial purchasers. Under the terms of that agreement we agreed to:

                                 - file a registration statement within 90 days
                                   after the issuance of the outstanding notes relating to an offer to exchange the outstanding notes for publicly tradable notes with substantially the same terms;

                                 - use our best efforts to cause the
                                   registration statement to become effective within 180 days after the issuance of the outstanding notes;

                                 - consummate the exchange offer within 45 days
                                   after our registration statement is declared effective; and

                                 - use our best efforts to file a shelf
                                   registration statement for the resale of the outstanding notes if we cannot effect an exchange offer within the time periods listed above and in other limited circumstances.

                                 Holders of outstanding notes will not have any remedy for our failure to comply with these obligations on a timely basis, other than the payment of additional interest of 0.25% up to 0.50% per year over the set interest rate during the period of the default. The exchange offer is being made pursuant to the registration rights agreement.

                               THE EXCHANGE OFFER

     The following is a brief summary of terms of the exchange offer. For a more complete description of the exchange offer, see "The Exchange Offer."

Securities offered............   $125.0 million aggregate principal amount of
                                 5.75% subordinated notes due 2013.

Exchange offer................   We are offering to exchange $1,000 principal
                                 amount of 5.75% subordinated notes due 2013, which have been registered under the Securities
                                 Act, for each $1,000 principal amount of our currently outstanding 5.75% subordinated notes due 2013. We will accept any and all outstanding notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on July 25, 2003. Holders may tender some or all of their outstanding notes pursuant to the exchange offer. However, notes may be tendered only in integral multiples of $1,000 in principal amount. The form and terms of the exchange notes are the same as the form and terms of the outstanding notes except that:

                                 - the exchange notes have been registered under
                                   the federal securities laws and will not bear any legend restricting their transfer;

                                 - the exchange notes bear a different CUSIP
                                   number than the outstanding notes;

                                 - the initial purchasers of the outstanding
                                   notes have registration rights; and

                                 - the holders of the outstanding notes are
                                   entitled to an increase in the interest rate on the outstanding notes if we do not complete the exchange offer by August 8, 2003.

                                 See "The Exchange Offer" and "Description of
                                 Notes."

Transferability of exchange
notes.........................   We believe that you will be able to freely
                                 transfer the exchange notes without
                                 registration or any prospectus delivery
                                 requirement so long as you may accurately make the representations listed under "The Exchange
                                 Offer -- Resale of the Exchange Notes."

Expiration date...............   The exchange offer will expire at 5:00 p.m.,
                                 New York City time, on July 25, 2003, unless we decide to extend the exchange offer. We do not intend to extend the exchange offer beyond
                                 August 8, 2003.

Conditions to the exchange
offer.........................   The exchange offer is subject to certain
                                 customary conditions, some of which may be waived by us. See "The Exchange Offer --
                                 Conditions to the Exchange Offer."

Procedures for tendering
outstanding notes.............   If you wish to accept the exchange offer, you
                                 must complete, sign and date the letter of transmittal in accordance with the instructions contained in this prospectus and in the letter of transmittal. You should then mail or otherwise deliver the letter of transmittal, together with the outstanding notes to be exchanged and any other required documentation, to the exchange agent at the address set forth in this prospectus and in the letter of transmittal.

                                 By executing the letter of transmittal, you will represent to us that, among other things:

                                 - you are acquiring the exchange notes in the
                                   ordinary course of business;

                                 - you have no arrangement or understandings
                                   with any person to participate in a
                                   distribution of the exchange notes within the meaning of the Securities Act;

                                 - you are not an "affiliate" of Citizens
                                   Banking Corporation as that term is defined under Rule 405 of the Securities Act or, if you are an affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

                                 - if you are not a broker-dealer, that you are
                                   not engaged in, and do not intend to engage in, the distribution of the exchange notes; and

                                 - if you are a broker-dealer, that you will
                                   receive exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market-making activities or other trading activities and that you will deliver a prospectus in connection with any resale of such exchange notes.

                                 See "The Exchange Offer -- Procedures for
                                 Tendering."

Effect of not tendering.......   Any outstanding notes that are not tendered or
                                 that are tendered but not accepted will remain subject to the restrictions on transfer. Since the outstanding notes have not been registered under the federal securities laws, they bear a legend restricting their transfer absent registration or the availability of a specific exemption from registration. Upon the completion of the exchange offer, we will have no further obligations, except under limited circumstances, to provide for registration of the outstanding notes under the federal securities laws. See "The Exchange
                                 Offer -- Consequences of Failing to Exchange
                                 Outstanding Notes."

Interest on the exchange notes
and the outstanding notes.....   The exchange notes will bear interest from the
                                 most recent payment date to which interest has been paid on the outstanding notes or, if no interest has been paid, from January 27, 2003.
                                 Interest on the outstanding notes accepted for exchange will cease to accrue upon the issuance of the exchange notes.

Withdrawal of tenders.........   Tenders of outstanding notes may be withdrawn
                                 at any time prior to 5:00 p.m., New York City time, on July 25, 2003.

Federal tax consequences......   There will be no federal income tax
                                 consequences to you if you exchange your outstanding notes for exchange notes in the exchange offer. See "Material United States
                                 Federal Income Tax Considerations."

Exchange agent................   JPMorgan Chase Bank, the trustee under the
                                 indenture, is serving as exchange agent in connection with the exchange offer.

                          TERMS OF THE EXCHANGE NOTES

     The form and terms of the exchange notes are the same as the form and terms of the outstanding notes, except that the exchange notes are registered under the Securities Act. As a result, the exchange notes will not bear legends restricting their transfer and will not contain the registration rights and additional interest provisions contained in the outstanding notes. The exchange notes represent the same debt as the outstanding notes. Both the outstanding notes and the exchange notes are governed by the same indenture. The terms of the exchange notes are summarized below.

Issuer........................   Citizens Banking Corporation

Total Amount of Notes
Offered.......................   $125 million aggregate principal amount of
                                 5.75% Subordinated Notes due 2013.

Maturity Date.................   February 1, 2013.

Interest Payment Dates........   February 1 and August 1 of each year. We will
                                 make our first interest payment on August 1, 2003.

Ranking.......................   The exchange notes, like the outstanding notes,
                                 will be unsecured obligations of Citizens
                                 Banking Corporation. They will be subordinated in right of payment to all of Citizens Banking
                                 Corporation's senior indebtedness and equal in right of payment to any other subordinated indebtedness of Citizens Banking Corporation.
                                 Citizens Banking Corporation currently has no indebtedness outstanding other than indebtedness under the notes; however, Citizens
                                 Banking Corporation has $75 million of
                                 availability under its existing line of credit, any draws of which will be senior to the exchange notes. In addition, the exchange notes, like the outstanding notes, will be "structurally subordinated" to all existing and future indebtedness and other liabilities of our subsidiaries because our right (and thus the rights of the holders of the notes) to receive assets from any subsidiary upon its liquidation or reorganization will be subordinated to the claims of that subsidiary's creditors. Our total long-term indebtedness as of March 31, 2003 on a consolidated basis, not including our indebtedness under the notes, was $624.3 million.

Redemption....................   The exchange notes are not redeemable prior to
                                 maturity.

Denomination; Form............   The exchange notes will be issued only in fully
                                 registered form without coupons, in
                                 denominations of $1,000 and integral multiples of $1,000 in excess thereof. These notes will be evidenced by one or more global notes deposited with the trustee for the notes, as custodian for The Depository Trust Company, or
                                 "DTC". Beneficial interests in the global notes will be shown on, and transfers of those beneficial interests can only be made through, records maintained by DTC and its participants.

Covenants; Limited Rights of
Acceleration..................   The indenture does not contain any covenants
                                 that are of a financial nature or which
                                 restrict our operations or activities. In addition, payment of the principal of the exchange notes will be accelerated only in the event of our bankruptcy, insolvency or reorganization. There will be no right of acceleration of the payment of principal of the exchange notes upon a default in the payment of principal of or interest on the exchange notes or in the performance of any of our other covenants or agreements contained in the exchange notes or in the indenture for the notes.

Absence of Public Market......   The exchange notes will be a new issue of
                                 securities for which currently there is no market. Although the initial purchasers have advised us that they intend to make a market in the exchange notes in a manner permitted under applicable securities laws, the initial purchasers are not obligated to do so, and any such market making may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the exchange notes. We do not intend to seek a listing of the exchange notes on any national securities exchange or on the Nasdaq National Market.

Use of Proceeds...............   We will not receive any proceeds from the
                                 issuance of exchange notes pursuant to the exchange offer.

Rating........................   The notes have been rated BBB by Standard &
                                 Poor's Ratings Services, a division of The
                                 McGraw-Hill Companies, Inc., Baa2 by Moody's
                                 Investors Services, Inc. and BBB- by Fitch
                                 Ratings. We cannot assure you these ratings will not change in the future.

                                  RISK FACTORS

     You should carefully consider the following factors, in addition to the other information contained in, or incorporated by reference into, this prospectus before making any investment decision involving us or in deciding to exchange your outstanding notes for the exchange notes.

RISKS RELATING TO OUR BUSINESS

 OUR RESULTS OF OPERATIONS AND THE AVAILABILITY OF CASH TO MAKE PAYMENTS UNDER THE NOTES DEPEND UPON THE RESULTS OF OPERATIONS OF OUR SUBSIDIARIES AND THEIR ABILITY TO PAY DIVIDENDS.

     We are a bank holding company and conduct substantially all of our operations through our banking and other subsidiaries. As a result, our ability to finance our activities and make payments on the notes will depend primarily upon the receipt of earnings from our subsidiaries that they upstream to us in the form of dividends and other distributions.

     Our subsidiaries paid cash dividends to us of $79.4 million in 2000, $107.4 million in 2001 and $90.5 million in 2002. However, applicable statutory restrictions currently restrict the ability of our banking subsidiaries to pay dividends to us. See "Regulation and Supervision -- Payment of Dividends." Because of these statutory dividend restrictions and the net loss recorded in the third quarter of 2002 due to our large loan loss provision and restructuring and other charges recorded, our banking subsidiaries are expected to be unable to pay dividends to us during the first half of 2003 without prior regulatory approval. We expect that the dividend paying capacity of our bank subsidiaries will return to historical levels by the fourth quarter of 2003, although there can be no assurance of that.

 IF WE FAIL TO RENEW OUR CREDIT FACILITY AND IF OUR SUBSIDIARIES CONTINUE TO BE RESTRICTED FROM UPSTREAMING EARNINGS TO US, OUR SOURCES OF FUNDS FOR OPERATIONS AND FOR PAYMENTS ON THE NOTES MAY BE LIMITED TO THE PROCEEDS OF THE OUTSTANDING NOTES WE ISSUED AND SOLD ON JANUARY 27, 2003.

     Our primary uses of funds at the holding company are likely to be dividend payments to our common shareholders, interest and principal payments under our revolving credit facility, interest payments on the notes and purchases of our common shares under our common stock repurchase program. Sources of funds from which we can make these payments are our available cash and cash equivalents and borrowings on our $75 million revolving credit facility due August 28, 2003, and dividends from subsidiaries. As of March 31, 2003, we had $48 million of available cash and cash equivalents and $75 million in available credit under our credit facility. Because of the above-noted statutory dividend restrictions, our banking subsidiaries are currently unable to upstream earnings in the form of dividends without prior regulatory approval and are not expected to be able to pay significant dividends to us until the third quarter of 2003 without such approval.

     We made a quarterly dividend payment to our shareholders in the aggregate amount of approximately $12.5 million, on February 5, 2003, and expect to pay future quarterly dividends to our shareholders, subject to approval by our board of directors. Because we do not anticipate receiving significant dividend payments from our subsidiaries until the third quarter of 2003, we used and will continue to use our available cash and a portion of the proceeds of the outstanding notes we issued and sold on January 27, 2003 to pay the recently declared dividend, any other dividends to our common shareholders that we may declare and any other expenses we have until statutory dividend restrictions permit our subsidiaries to resume dividend payments to the holding company.

     Our credit facility expires on August 28, 2003, and there can be no assurance that we will be able to extend, renew or refinance this facility on terms favorable to us, if at all. If we are unable to extend, refinance or renew this facility before it expires in August 2003, and if our subsidiaries are unable to resume paying dividends to us at that time, we will need to use a portion of the proceeds of this offering to make our first interest payment under the notes in August 2003 and to repay any amounts we may owe under our credit facility. Additionally, if we do not begin receiving dividend payments from our subsidiaries or extend, renew or refinance our credit facility before its expiration on August 28, 2003, we will have no other immediately available sources of funds after that date other than the then-remaining proceeds of the outstanding notes we issued and sold on January 27, 2003. While our bank subsidiaries may petition their respective state banking regulators for permission to upstream earnings to us in the form of dividends despite the current statutory restrictions on dividend payments, there can be no guarantee that any regulatory authority would allow any such payments.

 OUR DECISIONS REGARDING CREDIT RISK AND RESERVES FOR LOAN LOSSES MAY MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS AND OUR RESULTS OF OPERATIONS.

     Making loans is an essential element of our business, and we recognize there is a risk that our loans will not be repaid. The risk of nonpayment is affected by a number of factors, including:

     - the duration of the loan;

     - credit risks of a particular borrower;

     - changes in economic and industry conditions; and

     - in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral.

     We attempt to maintain an appropriate allowance for loan losses to provide for potential losses in our loan portfolio. We periodically determine the amount of the allowance based on consideration of several factors. Default frequency, internal risk ratings, expected future cash collections, loss recovery rates and general economic factors, among other things, are considered in this evaluation, as are the size and diversity of individual large credits. Our methodology for measuring the adequacy of the allowance relies on several key elements, which include specific allowances for identified problem loans, allowance by formula and an unallocated allowance.

     In the third quarter of 2002, we recorded an incremental provision for loan losses of $80 million in response to an unusually high amount of commercial loans that had deteriorated to charge-off status during the quarter, as well as increases in nonperforming and impaired loans. In the first quarter of 2003, we incurred an unanticipated credit related charge-off of $11.5 million on a single credit in which collateral value was materially overstated (based on borrowing base reports falsified by the borrower) and increased our allowance for loan losses to $112 million. There is no precise method of predicting loan losses, and therefore we always face the risk that charge-offs in future periods will exceed our allowance for loan losses and that additional increases in the allowance for loan losses will be required. Additions to the allowance for loan losses would result in a decrease in our results of operations and capital.

 CHANGES IN INTEREST RATES MAY REDUCE OUR PROFITABILITY.

     Our net income depends primarily upon our net interest income. Net interest income is income that remains after deducting, from total income generated by earning assets, the interest expense attributable to the acquisition of the funds required to support earning assets. Income from earning assets includes income from loans, investment securities and short-term investments. The amount of interest income is dependent on many factors including the volume of earning assets, the general level of interest rates, the dynamics of the change in interest rates and the levels of non-performing loans. The cost of funds varies with the amount of funds necessary to support earning assets, the rates paid to attract and hold deposits, rates paid on borrowed funds and the levels of non-interest-bearing demand deposits and equity capital.

     Different types of assets and liabilities may react differently, and at different times, to changes in market interest rates. We expect that we will periodically experience "gaps" in the interest rate sensitivities of our assets and liabilities. That means either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest earning assets, or vice versa. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets, an increase in market rates of interest could reduce our net interest income. Likewise, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could reduce our net interest income. We are unable to predict changes in market interest rates which are affected by many factors beyond our control including inflation, recession, unemployment, money supply, domestic and international events and change in the United States and other financial markets. As we are currently an asset-sensitive financial institution (assets reprice faster than liabilities), further interest rate declines could continue to decrease our net interest margin and net interest income. Net interest income is not only affected by the level and direction of interest rates, but also by the shape of the yield curve, relationships between interest sensitive instruments and key driver rates, as well as balance sheet growth, client loan and deposit preferences and the timing of changes in these variables.

     We attempt to manage risk from changes in market interest rates, in part, by controlling the mix of interest rate-sensitive assets and interest rate-sensitive liabilities. We are continually reviewing our interest rate risk position and modifying our strategies based on projections to minimize the impact of future interest rate changes. Holding residential mortgage loans for sale and committing to fund residential mortgage loan applications at specific rates also exposes us to interest rate risk during the period from loan funding until sale. To minimize this risk, we enter into mandatory forward commitments to sell residential mortgage loans. However, interest rate risk management techniques are not exact. A rapid increase or decrease in interest rates could adversely affect our results of operations and financial performance.

 A FURTHER ECONOMIC DOWNTURN, ESPECIALLY ONE AFFECTING THE REGIONS WHERE WE ARE LOCATED, COULD REDUCE OUR CUSTOMER BASE, OUR LEVEL OF DEPOSITS, AND DEMAND FOR FINANCIAL PRODUCTS SUCH AS LOANS.

     A further economic downturn would likely contribute to the deterioration of the quality of our loan portfolio and may reduce the level of deposits in the bank. Loans comprised 77% of our assets at December 31, 2001, 74% at December 31, 2002 and 70% at March 31, 2003. If a further economic downturn occurs in the economy as a whole, or in the Upper Midwest regions where we operate, borrowers may be less likely to repay their loans as scheduled. Moreover, the value of real estate or other collateral that may secure our loans could be adversely affected. A further economic downturn could, therefore, result in losses that materially and adversely affect our business.

 COMPETITION FROM OTHER FINANCIAL INSTITUTIONS IN ORIGINATING LOANS, ATTRACTING DEPOSITS AND PROVIDING VARIOUS FINANCIAL SERVICES MAY ADVERSELY AFFECT OUR PROFITABILITY.

     Our banking subsidiaries face substantial competition in originating both commercial and consumer loans. This competition comes principally from other banks, savings institutions, mortgage banking companies and other lenders. Many of our competitors have competitive advantages, including greater financial resources and higher lending limits, a wider geographic presence, more accessible branch office locations, the ability to offer a wider array of services or more favorable pricing alternatives, as well as lower origination and operating costs. This competition could reduce our net income by decreasing the number and size of loans that our banking subsidiaries originate and the interest rates they may charge on these loans.

     In attracting business and consumer deposits, our banking subsidiaries face substantial competition from other insured depository institutions such as banks, savings institutions and credit unions, as well as institutions offering uninsured investment alternatives, including money market funds. Many of our competitors enjoy advantages, including greater financial resources, more aggressive marketing campaigns and better brand recognition and more branch locations. These competitors may offer higher interest rates than we do, which could decrease the deposits that we attract or require us to increase our rates to retain existing deposits or attract new deposits. Increased deposit competition could adversely affect our ability to generate the funds necessary for lending operations which could increase our cost of funds.

     Our banking and non-banking subsidiaries also compete with non-bank providers of financial services, such as brokerage firms, consumer finance companies, credit unions, insurance companies and governmental organizations which may offer more favorable terms. Some of our non-bank competitors are not subject to the same extensive regulations that govern our banking operations. As a result, such non-bank competitors may have advantages over our banking and non-banking subsidiaries in providing certain products and services. This competition may reduce or limit our margins on banking and non-banking services, reduce our market share and adversely affect our earnings and financial condition.

 WE MAY NOT BE ABLE TO KEEP PACE WITH ADVANCES IN TECHNOLOGY AS WELL AS OUR COMPETITORS.

     We continually encounter technological change, and we may have fewer resources than many of our competitors to continue to invest in technological improvements, which could reduce our ability to effectively compete. The financial services industry is undergoing rapid technological changes with frequent introduction of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial service institutions to reduce costs. Our future success will depend, in part, upon our ability to address the needs of our customers by using technology to provide products and services to enhance customer convenience, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We cannot assure you that we will be able to effectively implement new technology-driven products and services, which could reduce our ability to effectively compete.

 OUR BUSINESS MAY BE ADVERSELY AFFECTED BY THE HIGHLY REGULATED ENVIRONMENT IN WHICH WE OPERATE.

     The banking industry is heavily regulated, and such regulations are intended primarily for the protection of depositors and the federal deposit insurance funds, not shareholders or holders of subordinated debt. As a bank holding company, we are subject to regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). Our five bank subsidiaries each have their own federal regulator (the Federal Reserve Board or the Office of the Comptroller of the Currency) and are also subject to regulation by the state banking departments of the state in which they are chartered. These regulations affect lending practices, capital structure, investment practices, dividend policy and growth, which are described in more detail under the section of this prospectus entitled "Regulation and Supervision". In addition, we have non-bank operating subsidiaries from which we derive income. Certain of these non-bank subsidiaries engage in providing investment management and insurance brokerage services, which industries are also heavily regulated on both a state and federal level. In addition, changes in laws, regulations and regulatory practices affecting the financial services industry may limit the manner in which we may conduct our business. Such changes may adversely affect us, including our ability to offer new products and services, obtain financing, attract deposits, make loans and leases and achieve satisfactory spreads, and may also result in the imposition of additional costs on us.

 WE MAY NOT BE ABLE TO SUCCESSFULLY INTEGRATE FUTURE ACQUISITIONS, AND COMPLETED ACQUISITIONS MAY LEAD TO UNEXPECTED LIABILITIES.

     In the past, we have grown through strategic acquisitions and we may engage in strategic acquisitions in the future to strengthen and expand our operating and marketing capabilities. The full benefits of these acquisitions, however, require integration of administrative, financial, sales, lending claims and marketing approaches and personnel. If we are unable to successfully integrate these acquisitions, we may not realize the benefits of the acquisitions, and our financial results may be negatively affected. A completed acquisition may adversely affect our financial condition and results of operations, including our capital requirements and the accounting treatment of these acquisitions. Completed acquisitions may also lead to significant unexpected liabilities after the consummation of these acquisitions. All of our acquisitions to date have been integrated, and we have no pending or contemplated acquisitions at this time.

RISKS RELATING TO THE NOTES

 IF YOU DO NOT PROPERLY TENDER YOUR OUTSTANDING NOTES, YOUR ABILITY TO TRANSFER SUCH OUTSTANDING NOTES WILL BE ADVERSELY AFFECTED.

     We will only issue exchange notes in exchange for outstanding notes that are timely received by the exchange agent, together with all required documents, including a properly completed and signed letter of transmittal. Therefore, you should allow sufficient time to ensure timely delivery of the outstanding notes and you should carefully follow the instructions on how to tender your outstanding notes. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the outstanding notes. If you do not tender your outstanding notes or if we do not accept your outstanding notes because you did not tender your outstanding notes properly, then, after we consummate the exchange offer, you may continue to hold outstanding notes that are subject to the existing transfer restrictions. After the exchange offer is consummated, if you continue to hold any outstanding notes, you may have difficulty selling them because there will be fewer outstanding notes.

 IF YOU PARTICIPATE IN THE EXCHANGE OFFER, YOU WILL STILL NEED TO COMPLY WITH THE SECURITIES ACT WHEN RESELLING THE EXCHANGE NOTES.

     If you tender your outstanding notes for the purpose of participating in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes. If you are a broker-dealer that receives exchange notes for your own account in exchange for outstanding notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of such exchange notes.

 HOLDERS OF OUR SENIOR DEBT WILL GET PAID BEFORE YOU WILL GET PAID, AND YOU WILL HAVE NO RIGHT OF ACCELERATION IN THE EVENT WE FAIL TO MAKE PAYMENTS ON THE NOTES WHEN THEY ARE DUE.

     Our obligations under the notes are unsecured and will rank junior in priority of payment to all of our present and future senior debt. In the future, we may incur obligations under lines of credit, letters of credit, guarantees or interest swap contracts that will be senior to our obligations under the notes, as the notes do not limit our ability to incur additional indebtedness, liabilities and obligations.

     To the extent we do not make payments on the notes when they are due, such nonpayment may not permit you to accelerate the maturity of the notes and your only remedy may be to institute a suit against us for the collection of any overdue payment.

 CREDITORS OF OUR SUBSIDIARIES WILL GET PAID BEFORE YOU WILL GET PAID.

     Our obligations under the notes will also be effectively subordinated to all current and future indebtedness and other liabilities of our subsidiaries, including the deposit liabilities of our bank subsidiaries. At March 31, 2003, our subsidiaries had outstanding debt and other liabilities, excluding deposits and capital, of approximately $1.159 billion and approximately $5.8 billion of deposits.

     In addition, our right to participate in any distribution of assets of any of our subsidiaries, upon any subsidiary's liquidation or otherwise, and thus your ability as a holder of the notes to benefit indirectly from such distribution, will be subject to the prior claims of creditors of that subsidiary, except to the extent that any of our claims as a creditor of such subsidiary may be recognized. As a result, the notes will be effectively subordinated to all existing and future liabilities and obligations of our subsidiaries. Therefore, holders of the notes should look only to our assets for payments on the notes.

     The notes do not limit the ability of any of our subsidiaries to incur additional indebtedness, liabilities and obligations.

 EVEN IF YOU EXCHANGE YOUR OUTSTANDING NOTES FOR EXCHANGE NOTES, YOU MAY NOT BE ABLE TO SELL YOUR EXCHANGE NOTES IF A TRADING MARKET FOR THE EXCHANGE NOTES DOES NOT DEVELOP.

     We cannot assure you that there will be an active trading market for the exchange notes because:

     - the exchange notes will be new securities for which there currently is no trading market, and none may develop;

     - the liquidity of any market for the exchange notes will depend on the number of holders of the exchange notes, the interest of securities dealers in making a market for the exchange notes and other factors;

     - while the initial purchasers have advised us that they intend to make a market in the notes, they are not obligated to do so and may discontinue any such market-making at any time; and

     - we do not intend to list the exchange notes on any securities exchange or quotation system.

     If an active trading market does not develop or is not maintained, the market price and liquidity of the exchange notes may be adversely affected. If the exchange notes are traded, they may trade at a discount from their initial offering price depending upon prevailing interest rates, the amount of exchange notes issued and outstanding after we consummate the exchange offer, the market for similar securities, general economic conditions, our performance and business prospects, and certain other factors.

                                USE OF PROCEEDS

     We will not receive any proceeds from the issuance of the exchange notes in the exchange offer. Instead, we will receive outstanding notes in like principal amount. We will retire or cancel all of the outstanding notes properly tendered in the exchange offer.

     On January 27, 2003, we issued and sold the outstanding notes. The net proceeds from the sale of the outstanding notes were approximately $123.45 million after deducting the expenses of the offering, including discounts and commissions.

     We used approximately $30 million of the net proceeds to reduce the amount outstanding under our line of credit with three unaffiliated banks. Our line of credit indebtedness bears interest at the federal funds rate plus 75 basis points (effective rate of 2.13% at March 31, 2003) and matures on August 28, 2003. The remainder of the net proceeds are available for general corporate purposes, including, but not limited to, purchasing additional shares of our common stock pursuant to our previously announced stock purchase program and payment of regular, quarterly cash dividends on our common stock. Until the net proceeds have been used, they will be invested in short-term securities.

                                 CAPITALIZATION

     The following table sets forth certain information regarding our capitalization as of March 31, 2003. This information should be read together with the consolidated financial statements, including the notes thereto, and other financial information incorporated by reference in this prospectus, or contained in the documents incorporated by reference in this prospectus. See "Where You Can Find More Information." There has been no material change in our capitalization since March 31, 2003.

                                                                  AS OF
                                                              MARCH 31, 2003
                                                              --------------
                                                               (UNAUDITED)
                                                              (IN THOUSANDS)
Parent:
  Short-term debt(1)........................................    $        0
  Long-term debt, including notes offered hereby............       126,304
Subsidiaries:
  Short-term debt...........................................       473,453
  Long-term debt(2).........................................       624,257
                                                                ----------
Total debt..................................................     1,224,014
                                                                ----------
Shareholders' equity:
  Preferred stock, no par value; 5,000,000 shares
     authorized; none issued................................             0
  Common stock, no par value; 100,000,000 shares authorized;
     44,631,444 shares issued...............................       103,314
  Retained earnings.........................................       498,173
  Accumulated other comprehensive income....................        38,887
                                                                ----------
Total shareholders' equity..................................       640,374
                                                                ----------
  Total capitalization......................................    $1,864,388
                                                                ==========

---------------

(1) Represents amounts outstanding under our line of credit with three unaffiliated banks. This indebtedness bears interest at the federal funds rate plus 75 basis points (effective rate of 2.13% at March 31, 2003) and matures on August 28, 2003, unless renewed or extended.

(2) Substantially all subsidiary long-term debt represents borrowings from the Federal Home Loan Banks.

                SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

     The following table sets forth certain summary historical financial and operating data for Citizens and its consolidated subsidiaries as of and for each of the years in the five-year period ended December 31, 2002 and as of and for each of the three month periods ended March 31, 2003 and 2002. Except as indicated, all financial data has been restated for stock splits and pooling of interests transactions. All of the data presented below has been derived from and is qualified in its entirety by reference to the more detailed information and financial statements included in the documents incorporated by reference in this prospectus memorandum. See "Where You Can Find More Information."

                                                    THREE MONTHS
                                                   ENDED MARCH 31,             YEAR ENDED DECEMBER 31,
                                                   ---------------   -------------------------------------------
                                                    2003     2002     2002      2001     2000     1999     1998
                                                   ------   ------   -------   ------   ------   ------   ------
                                                       (IN MILLIONS, EXCEPT PER SHARE AND RATIO INFORMATION)
INCOME STATEMENT DATA
Net interest income..............................  $ 71.5   $ 75.0   $ 301.8   $308.0   $314.9   $309.6   $292.4
Provision for loan losses........................    19.0      5.3     120.2     26.4     21.0     24.7     16.5
Non-interest income..............................    23.3     24.7     101.8    117.5     90.3     82.0     71.9
Non-interest expense(1)..........................    56.6     61.2     259.4    251.2    257.8    277.0    218.2
Income tax expense (benefit).....................     4.2      9.1      (1.1)    43.2     35.8     28.0     39.3
Net income.......................................    15.1     24.1      25.0    104.7     90.7     62.0     90.3
Cash dividends(2)................................    12.5     12.4      50.7     50.2     48.1     30.0     23.0
Per Common Share
Net income:
  Basic..........................................  $ 0.35   $ 0.53   $  0.56   $ 2.27   $ 1.92   $ 1.29   $ 1.86
  Diluted........................................    0.34     0.53      0.56     2.25     1.91     1.28     1.84
Cash dividends(2)................................   0.285    0.275     1.130    1.085    1.015    0.915     0.82
Book value, end of year or period................   14.79    15.55     14.88    15.46    14.62    13.32    14.07
Market value, end of year or period..............   23.62    32.47     24.78    32.88    29.06    22.38    33.75
BALANCE SHEET DATA AT PERIOD END
Assets...........................................  $7,765   $7,482   $ 7,522   $7,679   $8,405   $7,899   $6,931
Portfolio Loans..................................   5,303    5,613     5,433    5,772    6,423    5,917    5,265
Deposits.........................................   5,812    5,861     5,937    5,965    6,244    6,129    5,773
Long-term debt...................................     751      630       599      629      471      127      226
Shareholders' equity.............................     640      700       650      697      680      634      681
OTHER DATA AVERAGES FOR THE PERIOD
Assets...........................................  $7,454   $7,565   $ 7,569   $7,936   $8,073   $7,342   $6,793
Earning assets...................................   7,043    7,157     7,161    7,510    7,585    6,876    6,368
Portfolio Loans..................................   5,343    5,623     5,531    5,978    6,202    5,529    5,160
Deposits.........................................   5,853    5,924     5,924    6,008    6,121    5,907    5,617
Interest-bearing deposits........................   5,001    5,070     5,055    5,127    5,176    5,002    4,787
Repurchase agreements and other short-term
  borrowings.....................................     215      232       251      539      920      479      203
Long-term debt...................................     690      628       621      596      304      210      229
Shareholders' equity.............................     643      701       692      702      650      672      655
FINANCIAL RATIOS
Return on average:
  Shareholders' equity...........................    9.50%   13.94%     3.62%   14.90%   13.94%    9.22%   13.78%
  Earning assets.................................    0.87     1.37      0.35     1.39     1.20     0.90     1.42
  Assets.........................................    0.82     1.29      0.33     1.32     1.12     0.84     1.33
Average shareholders' equity/average assets......    8.63     9.27      9.14     8.85     8.05     9.16     9.64
Dividend payout ratio(1).........................   82.71    51.47    202.33    47.93    53.06    59.13    40.49
Net interest margin (fully-taxable equivalent)...    4.33     4.45      4.45     4.32     4.32     4.68     4.78
Tier 1 leverage..................................    7.21     8.08      7.18     7.79     7.11     7.21     8.95
Risk-based Tier 1 capital ratio..................    9.15    10.17      9.18     9.87     9.05     9.22    11.01
Risk-based total capital ratio...................   12.59    11.42     10.43    11.12    10.30    10.47    12.26

---------------------

(1) Includes special charges of $13.4 million in 2002, $15.5 million in 2000 and $40.2 million in 1999. In 2002, the special charge was comprised of restructuring and impairment costs associated with reorganization of our consumer, business and wealth management lines of business. In 2000, we recorded special charges of $12.3 million for merger and integration cost associated with our merger in November 1999 with F&M
     Bancorporation, Inc. and $3.2 million for restructuring, asset impairment and other costs associated with separate corporate and organizational re-engineering initiatives. The separate initiatives include reorganizing our trust and investment management business into one nationally chartered trust bank, streamlining our community bank organizational structure, consolidating our direct and indirect lending operations and exiting certain unprofitable indirect lending dealer relationships. In 1999, the special charge consisted of $36.3 million in merger-related integration costs related to the aforementioned F&M Bancorporation merger and $3.9 million of restructuring and other costs associated with separate strategic initiatives and impairment write-offs, which included the realignment of our branch network, closure of selected branches in Michigan and Illinois, and transfer of certain financial and credit audit functions to a third party.

(2) Cash dividends and cash dividends per share are not restated for pooling of interests.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     The following table shows our ratios of earnings to fixed charges for the three months ended March 31, 2003 and for each of the years in the five year period ended December 31, 2002.

                                                                        YEAR ENDED DECEMBER 31,
                                            THREE MONTHS ENDED   -------------------------------------
                                            MARCH 31, 2003(1)    2002(1)     2001   2000   1999   1998
                                            ------------------   -------     ----   ----   ----   ----
                                               (UNAUDITED)
Ratio of earnings to fixed charges:
  Excluding interest on deposits..........         3.4x           1.7x       3.4x   2.6x   3.5x   6.4x
  Including interest on deposits..........         1.6x           1.1x       1.6x   1.4x   1.4x   1.6x

---------------

(1) We have adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," effective with our year beginning January 1, 2002, which resulted in a reduction of amortization expense for the fiscal year ended December 31, 2002 by approximately $7.2 million and for the three months ended March 31, 2003 by approximately $1.6 million. If we had not adopted this required accounting change, the ratio of earnings to fixed charges would have been 1.5x excluding interest on deposits and 1.1x including interest on deposits for the fiscal year ended December 31, 2002, and 3.2x excluding interest on deposits and 1.5x including interest on deposits for the three months ended March 31, 2003.

     The ratio of earnings to fixed charges is calculated as follows:

    (income before income taxes) + (fixed charges) - (capitalized interest)
                                 fixed charges

     "Fixed charges excluding interest on deposits" consist of interest on short-term borrowings and long-term debt, amortization of debt expense, capitalized interest, and one-third of net rental expense, which we believe is representative of the interest factor. "Fixed charges including interest on deposits" consist of all of the items listed immediately above plus interest on deposits.

                           REGULATION AND SUPERVISION

GENERAL

     We are a bank holding company registered with the Federal Reserve Board and are subject to regulation under the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"). The Bank Holding Company Act requires the Federal Reserve Board's prior approval of an acquisition of assets or of ownership or control of voting shares of any bank or bank holding company if the acquisition would give us more than 5% of the voting shares of that bank or bank holding company. It also imposes restrictions, summarized below, on the assets or voting shares of non-banking companies that we may acquire.

     Our subsidiary banks are subject to the provisions of the banking laws of their respective states or the National Bank Act. They are under the supervision of, and are subject to periodic examination by, their respective state banking departments (in the case of state-chartered banks) or the Office of the Comptroller of the Currency ("OCC") (in the case of national banks), and are subject to the rules and regulations of the OCC, the Federal Reserve Board and the Federal Deposit Insurance Corporation ("FDIC"). Citizens Bank (our principal bank subsidiary), F&M Bank-Wisconsin and F&M Bank-Iowa are state-chartered banks and are therefore subject to supervision, regulation and examination by the Michigan Office of Financial and Insurance Services, the Wisconsin Department of Financial Institutions and the Iowa Division of Banking, respectively, as well as by the Federal Reserve Board. Citizens Bank-Illinois, N.A., and CB Wealth Management, N.A., are national banks and are subject to supervision, regulation and examination by the OCC. All of our subsidiary banks are subject to supervision and examination by the FDIC, because the FDIC insures their deposits to the extent provided by law. In addition, all of our banks are members of the Federal Reserve System. Our non-bank subsidiaries are supervised and examined by the Federal Reserve Board and various other federal and state agencies.

     Consistent with the requirements of the Bank Holding Company Act, our only lines of business consist of providing our customers with banking, trust and other financial service and products. These services include commercial banking through our four subsidiary banks, trust services through CB Wealth Management, N.A., equipment leasing through Citizens Commercial Leasing Company, brokerage and investment advisory services through CB Capital Management, Inc., property and casualty insurance brokerage services through Security Bancservices, Inc., life insurance and annuity products through CB Financial Services, Inc., and title insurance through Citizens Title Services, Inc. Commercial banking activities account for substantially all of our gross revenues.

     Regulations governing Citizens and our subsidiary depository institutions restrict extensions of credit by such institutions to Citizens and, with some exceptions, our other affiliates. For these purposes, extensions of credit include loans and advances to and guarantees and letters of credit on behalf of Citizens and such affiliates. These regulations also restrict investments by our depository institution subsidiaries in the stock or other securities of Citizens and the covered affiliates, as well as the acceptance of such stock or other securities as collateral for loans to any borrower, whether or not related to Citizens.

     Our insured depository institution subsidiaries are subject to comprehensive federal and state regulations dealing with a wide variety of subjects, including reserve requirements, loan limitations, restrictions as to interest rates on loans and deposits, restrictions as to dividend payments, requirements governing the establishment of branches and numerous other aspects of their operations. These regulations generally have been adopted to protect depositors and creditors rather than shareholders or holders of subordinated debt.

PAYMENT OF DIVIDENDS

     There are various statutory restrictions on the ability of our banking subsidiaries to pay dividends or make other payments to us, which are described below. Principally due to our loan loss provision and restructuring and other charges recorded during the third quarter of 2002 and the resulting net loss for the quarter ended September 30, 2002, described under "Prospectus
Summary -- Citizens Banking Corporation -- Strategic Initiatives," and because of these statutory dividend constraints, our banking subsidiaries are expected to be unable to pay significant dividends to us during the first half of 2003 without prior regulatory approval. We expect that the dividend paying capacity of our bank subsidiaries will return to historical levels by the fourth quarter of 2003, although there can be no assurance to that effect. In each of the years ended December 31, 2000, 2001 and 2002, our subsidiaries paid cash dividends to us of $79.4 million, $107.4 million and $90.5 million, respectively.

     Each of our banking subsidiaries is subject to dividend limits under the laws of the state in which it is chartered. Dividends from a Michigan-chartered bank may be paid out of the bank's net income then on hand, after deducting its losses and bad debts, only if, following the payment of such dividend, the bank will have a surplus amounting to not less than 20% of its capital, and only if the cumulative dividends on preferred stock, if any, have been paid in full, or the right to such payments have been waived by the preferred stockholders. Citizens Bank does not have any preferred stockholders. In addition, a Michigan-chartered bank may declare a dividend only if the surplus fund equals its common capital, or unless at least 10% of the net income for a given time period has been carried to the surplus fund, depending on the frequency of dividend payments in a given year.

     A Wisconsin-chartered bank may pay dividends out of the bank's undivided profits. If dividends declared and paid in either of the two immediately preceding years exceed net income for either of those two years respectively, the bank may not declare or pay any dividend in the current year that exceeds year-to-date net income except with the written consent of the Wisconsin Department of Financial Institutions. In addition, if, as a result of a loss in excess of its undivided profits, a bank's surplus fund is charged, cash dividends on capital stock may not be declared or paid in excess of 50% of the bank's net earnings until its surplus fund is fully restored to the amount of surplus prior to the charge of the loss.

     Dividends from an Iowa-chartered bank may be paid only out of the bank's undivided profits, in cash or property, and may not be paid if restricted by the Iowa Superintendent of Banking.

     Dividends from a national banking association may be declared only from the bank's undivided profits, and until the bank's surplus fund equals its common capital, no dividends may be declared unless at least 10% of the bank's net income for a given time period has been carried to the surplus fund, depending on the frequency of dividend payments in a given year. In addition, the OCC's approval is required if the total of all dividends declared in any calendar year exceeds the sum of the association's net income of that year combined with its retained net income of the preceding two years.

     In addition, all of our subsidiary banks are member banks of the Federal Reserve System, subject to the dividend limits of the Federal Reserve Board. The Federal Reserve Board allows a member bank to make dividends or other capital distributions in an amount not exceeding the current calendar year's net income, plus retained net income of the preceding two years. Distributions in excess of this limit require prior approval of the Federal Reserve Board. Federal Reserve Board policy provides that, as a matter of prudent banking, a bank holding company generally should not maintain a rate of cash dividends unless its net income available to common shareholders has been sufficient to fully fund the dividends, and the prospective rate of earnings retention appears to be consistent with the holding company's capital needs, asset quality and overall financial condition.

     Under federal law, a depository institution is prohibited from paying a dividend if the depository institution would thereafter be "undercapitalized" as determined by the federal bank regulatory agencies. The relevant federal regulatory agencies and the state regulatory agencies also have authority to prohibit a bank from engaging in what the agencies determine are unsafe or unsound practices in conducting its business. The payment of dividends could, depending upon the financial condition of our bank subsidiaries, be deemed to constitute such an unsafe or unsound practice.

CAPITAL ADEQUACY

     Bank holding companies, under applicable risk-based capital requirements, must maintain a ratio of total capital to risk-weighted assets (including the asset equivalent of certain off-balance sheet activities such as acceptances and letters of credit) of not less than 8% (10% in order to be considered "well-capitalized"). At least 4% of the total capital (6% to be well-capitalized) must be composed of common stock, retained earnings, perpetual preferred stock and minority interests in the equity accounts of consolidated subsidiaries, after deducting goodwill and certain other intangibles ("Tier 1 Capital"). The remainder of total capital ("Tier 2 Capital") may consist of mandatory convertible debt securities and a limited amount of subordinated debt, qualifying preferred stock and loan loss allowance. As of March 31, 2003, our Tier 1 Capital and Total Capital (i.e., Tier 1 plus Tier 2) ratios were 9.15% and 12.59%, respectively.

     The Federal Reserve Board has also established minimum leverage ratio guidelines for bank holding companies. These guidelines mandate a minimum leverage ratio of Tier 1 Capital to adjusted quarterly average total assets less certain amounts ("leverage amounts") equal to 3% for bank holding companies meeting certain criteria (including those having the highest regulatory rating). All other banking organizations are generally required to maintain a leverage ratio of at least 3% plus an additional cushion of at least 100 basis points and in some cases more. The Federal Reserve Board's guidelines also provide that bank holding companies experiencing internal growth or making acquisitions are expected to maintain capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the guidelines indicate that the Board will continue to consider a "Tangible Tier 1 Leverage Ratio" (i.e., after deducting all intangibles) in evaluating proposals for expansion or new activities. The Federal Reserve Board has not advised us of any specific minimum leverage ratio applicable to us. As of March 31, 2003, our leverage ratio was 7.21%.

     Subordinated debt of the type we issued may be included in our Tier 2 Capital, up to an amount equal to 50% of our Tier 1 Capital. As of March 31, 2003, our Tier 1 Capital was approximately $527 million, meaning that the Tier 2 ceiling on our subordinated debt is approximately $263 million. After giving effect to the issuance of the notes offered, we are allowed to include approximately $137 million of additional subordinated debt as Tier 2 Capital.

     Our subsidiary depository institutions are all subject to similar capital standards promulgated by their respective federal regulatory agencies. No such agency has advised any of our subsidiary institutions of any specific minimum leverage ratios applicable to them. As of March 31, 2003, each of our subsidiary depository institutions had Tier 1 and Total Risk-based Capital above 6% and 10%, respectively, and a Tier 1 leverage ratio above 5%.

SOURCE OF STRENGTH DOCTRINE

     Under Federal Reserve Board policy, a bank holding company is expected to serve as a source of financial strength to each of its subsidiary banks and to stand prepared to commit resources to support each of them. There are no specific quantitative rules on the holding company's potential liability. If one of our subsidiary banks were to encounter financial difficulty, the Federal Reserve Board could invoke the doctrine and require a capital contribution from us. In addition, and as a separate legal matter, a holding company is required to guarantee the capital plan of an undercapitalized subsidiary bank. See "FDICIA" below.

CROSS GUARANTEES

     Our insured depository institution subsidiaries are also subject to cross-guaranty liability under federal law. This means that if one FDIC-insured depository institution subsidiary of a multi-institution bank holding company fails or requires FDIC assistance, the FDIC may assess "commonly controlled" depository institutions for the estimated losses suffered by the FDIC. Such liability could have a material adverse effect on the financial condition of any assessed subsidiary institution and on Citizens as the common parent. While the FDIC's cross-guaranty claim is generally junior to the claims of depositors, holders of secured liabilities, general creditors and subordinated creditors, it is generally superior to the claims of shareholders and affiliates.

FDICIA

     The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires federal regulators to take prompt corrective action against any undercapitalized institution. FDICIA establishes five capital categories: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. "Well capitalized" institutions significantly exceed the required minimum level for each capital measure (currently, risk-based and leverage). "Adequately capitalized" institutions include depository institutions that meet the required minimum level for each capital measure. "Undercapitalized" institutions consist of those that fail to meet the required minimum level for one or more relevant capital measures. "Significantly undercapitalized" characterizes depository institutions with capital levels significantly below the minimum requirements. "Critically undercapitalized" refers to depository institutions with minimal capital and at serious risk for government seizure.

     Under certain circumstances, a well-capitalized, adequately capitalized or undercapitalized institution may be treated as if the institution were in the next lower capital category. A depository institution is generally prohibited from making capital distributions, including paying dividends, or paying management fees to a holding company if the institution would thereafter be undercapitalized. Institutions that are adequately but not well capitalized cannot accept, renew or rollover brokered deposits except with a waiver from the FDIC and are subject to restrictions on the interest rates that can be paid on such deposits. Undercapitalized institutions may not accept, renew or rollover brokered deposits.

     The banking regulatory agencies are permitted or, in certain cases, required to take certain actions with respect to institutions falling within one of the three undercapitalized categories. Depending on the level of an institution's capital, the agency's corrective powers include, among other things:

     - prohibiting the payment of principal and interest on subordinated debt;

     - prohibiting the holding company from making distributions without prior regulatory approval;

     - placing limits on asset growth and restrictions on activities;

     - placing additional restrictions on transactions with affiliates;

     - restricting the interest rate the institution may pay on deposits;

     - prohibiting the institution from accepting deposits from correspondent banks; and

     - in the most severe cases, appointing a conservator or receiver for the institution.

     A banking institution that is undercapitalized is required to submit a capital restoration plan, and such a plan will not be accepted unless, among other things, the banking institution's holding company guarantees the plan up to a certain specified amount. Any such guarantee from a depository institution's holding company is entitled to a priority of payment in bankruptcy.

     FDICIA also contains a variety of other provisions that may affect our operations, including reporting requirements, regulatory standards for real estate lending, "truth in savings" provisions, the requirement that a depository institution give 90 days prior notice to customers and regulatory authorities before closing any branch. As of March 31, 2003, all of our depository institution subsidiaries exceeded the required capital ratios for classification as "well capitalized."

FDIC INSURANCE ASSESSMENTS

     The notes are not savings accounts or deposits and are not, nor will they be, insured by the United States or any agency or fund of the United States, including the FDIC. The FDIC's deposit insurance assessments currently are calculated under a risk-based system. The risk-based system places a bank in one of nine risk categories, principally on the basis of its capital level and an evaluation of the bank's risk to the relevant deposit insurance fund, and bases premiums on the probability of loss to the FDIC with respect to each individual bank. Under the Federal Deposit Insurance Act, depository institutions such as our subsidiary banks may not pay interest on indebtedness, if such interest is required to be paid out of net profits, or distribute any of its capital assets while it remains in default on any assessment due to the FDIC.

     The adjusted assessment rates for FDIC-insured institutions currently range from 0.00% to 0.27% depending on the assessment category into which a bank is placed. We did not pay any regular insurance assessments to the FDIC in 2002 and do not expect to be required to pay significant insurance assessments in 2003. However, the FDIC retains the ability to increase regular insurance assessments and to levy special additional assessments.

INTERSTATE BANKING

     Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, as amended ("Riegle-Neal Act"), a bank holding company may acquire banks in states other than its home state, subject to any state requirement that the bank has been organized and operating for a minimum period of time (not to exceed five years) and the requirement that the bank holding company not control, prior to or following the proposed acquisition, more than 10% of the total amount of deposits of insured depository institutions nationwide or, unless the acquisition is the bank holding company's initial entry into the state, more than 30% of such deposits in the state, or such lesser or greater amount set by the state. The Riegle-Neal Act also authorizes banks to merge across state lines, thereby creating interstate branches. Banks are also permitted to acquire and to establish de novo branches in other states where authorized under the laws of those states.

TRANSACTIONS WITH AFFILIATES

     Transactions between our subsidiary banks and their affiliates are governed by Sections 23A and 23B of the Federal Reserve Act. The affiliates of our banks include Citizens and any entity controlled by Citizens. Generally, Sections 23A and 23B (i) limit the extent to which our subsidiary banks may engage in "covered transactions" with any one affiliate to an amount equal to 10% of our capital stock and surplus, and maintain an aggregate limit on all such transactions with affiliates to an amount equal to 20% of the bank's capital stock and surplus, (ii) require that a bank's extensions of credit to such affiliates be fully collateralized (with 100% to 130% collateral coverage, depending on the type of collateral), (iii) prohibit the bank from purchasing or accepting as collateral from an affiliate any "low quality assets" (including non-performing loans) and (iv) require that all "covered transactions" be on terms substantially the same, or at least as favorable, to the bank or its subsidiary as those provided to a non-affiliate. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee and other type of similar transactions.

LOANS TO INSIDERS

     The Federal Reserve Act and related regulations impose specific restrictions on loans to directors, executive officers and principal stockholders of banks. Under Section 22(h) of the Federal Reserve Act and its implementing regulations, loans to a director, an executive officer and to a principal stockholder of a bank, and some affiliated entities of any of the foregoing, may not exceed, together with all other outstanding loans to such person and affiliated entities, the bank's loan-to-one-borrower limit. Loans in the aggregate to insiders and their related interests as a class may not exceed the bank's unimpaired capital and unimpaired surplus. Section 22(h) and its implementing regulations also prohibit loans, above amounts prescribed by the appropriate federal banking agency, to directors, executive officers and principal stockholders of a bank or bank holding company, and their respective affiliates, unless such loan is approved in advance by a majority of the board of directors of the bank with any "interested" director not participating in the voting. Section 22(h) generally requires that loans to directors, executive officers and principal stockholders be made on terms and underwriting standards substantially the same as offered in comparable transactions to other persons.

COMMUNITY REINVESTMENT ACT

     Under the Community Reinvestment Act and related regulations, depository institutions have an affirmative obligation to assist in meeting the credit needs of their market areas, including low and moderate income areas, consistent with safe and sound banking practice. The Community Reinvestment Act requires the adoption by each institution of a Community Reinvestment Act statement for each of its market areas describing the depository institution's efforts to assist in its community's credit needs. Depository institutions are periodically examined for compliance with the Community Reinvestment Act and are periodically assigned ratings in this regard. Banking regulators consider a depository institution's Community Reinvestment Act rating when reviewing applications to establish new branches, undertake new lines of business, and/or acquire part or all of another depository institution. An unsatisfactory rating can significantly delay or even prohibit regulatory approval of a proposed transaction by a bank holding company or its depository institution subsidiary.

FAIR LENDING; CONSUMER LAWS

     In addition to the Community Reinvestment Act, other federal and state laws regulate various lending and consumer aspects of the banking business. Governmental agencies, including the Department of Housing and Urban Development, the Federal Trade Commission and the Department of Justice, have become concerned that in some cases prospective borrowers experience unlawful discrimination in their efforts to obtain loans from depository and other lending institutions. These agencies have brought litigation against some depository institutions alleging discrimination against borrowers. Many of these suits have been settled, in some cases for material sums, short of a full trial.

     Recently, these governmental agencies have clarified what they consider to be lending discrimination and have specified various factors that they will use to determine the existence of lending discrimination under the Equal Credit Opportunity Act and the Fair Housing Act. These factors include evidence that a lender discriminated on a prohibited basis, evidence that a lender treated applicants differently based on prohibited factors in the absence of evidence that the treatment was the result of prejudice or a conscious intention to discriminate, and evidence that a lender applied an otherwise neutral non-discriminatory policy uniformly to all applicants, but the practice had a discriminatory effect, unless the practice could be justified as a business necessity.

     Banks and other depository institutions also are subject to numerous consumer-oriented laws and regulations. These laws, which include the Truth in Lending Act, the Truth in Savings Act, the Real Estate Settlement Procedures Act, the Electronic Funds Transfer Act, the Equal Credit Opportunity Act, and the Fair Housing Act, require compliance by depository institutions with various disclosure requirements and requirements regulating the availability of funds after deposit or the making of certain loan, to customers.

GRAMM-LEACH-BLILEY ACT OF 1999

     The Gramm-Leach-Bliley Act of 1999 (the "GLBA") was signed into law on November 12, 1999. The GLBA covers a broad range of issues, including a repeal of most of the restrictions on affiliations among depository institutions, securities firms and insurance companies. The following description summarizes some of its significant provisions.

     The GLBA repeals sections 20 and 32 of the Glass-Steagall Act, thus permitting unrestricted affiliations between banks and securities firms. It also permits bank holding companies to elect to become financial holding companies. A financial holding company may engage in or acquire companies that engage in a broad range of financial services, including securities activities such as underwriting, dealing, investment, merchant banking, insurance underwriting, sales and brokerage activities. In order to become a financial holding company, the bank holding company and all of its affiliated depository institutions must be well-capitalized, well-managed and have at least a satisfactory Community Reinvestment Act rating.

     The GLBA provides that the states continue to have the authority to regulate insurance activities, but prohibits the states in most instances from preventing or significantly interfering with the ability of a bank, directly or through an affiliate, to engage in insurance sales, solicitations or cross-marketing activities. Although the states generally must regulate bank insurance activities in a nondiscriminatory manner, the states may continue to adopt and enforce rules that specifically regulate bank insurance activities in specific areas identified under the law. Under the new law, the federal bank regulatory agencies adopted insurance consumer protection regulations that apply to sales practices, solicitations, advertising and disclosures.

     The GLBA repeals the broad exemption of banks from the definitions of "broker" and "dealer" for purposes of the Securities Exchange Act of 1934, as amended. It also identifies a set of specific activities, including traditional bank trust and fiduciary activities, in which a bank may engage without being deemed a "broker," and a set of activities in which a bank may engage without being deemed a "dealer." Additionally, the new law makes conforming changes in the definitions of "broker" and "dealer" for purposes of the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended.

     The GLBA also contains extensive customer privacy protection provisions. Under these provisions, a financial institution must provide to its customers, both at the inception of the customer relationship and on an annual basis, the institution's policies and procedures regarding the handling of customers' nonpublic personal financial information. The new law provides that, except for specific limited exceptions, an institution may not provide such personal information to unaffiliated third parties unless the institution discloses to the customer that such information may be so provided and the customer is given the opportunity to "opt out" of such disclosure. An institution may not disclose to a non-affiliated third party, other than to a consumer reporting agency, customer account numbers or other similar account identifiers for marketing purposes. The GLBA also provides that the states may adopt customer privacy protections that are more strict than those contained in the GLBA.

FUTURE LEGISLATION

     Because federal and state regulation of financial institutions changes regularly and is the subject of constant legislative debate, we cannot forecast how federal and state regulation of financial institutions may change in the future and impact our operations. Although Congress in recent years has sought to reduce the regulatory burden on financial institutions with respect to the approval of specific transactions, we fully expect that the financial services industry will remain heavily regulated in the near future and that additional laws or regulations may be adopted further regulating specific banking practices.

                               THE EXCHANGE OFFER

PURPOSE OF THE EXCHANGE OFFER

     We sold the outstanding notes to the initial purchasers on January 27, 2003. The initial purchasers subsequently resold the outstanding notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act. In connection with the issuance of the outstanding notes we entered into a registration rights agreement with the initial purchasers of the outstanding notes. The registration rights agreement requires us to register the exchange notes under the federal securities laws and offer to exchange the exchange notes for the outstanding notes. The exchange notes will be issued without a restrictive legend and generally may be resold without registration under the federal securities laws. We are effecting the exchange offer to comply with the registration rights agreement.

     The registration rights agreement requires us to:

     - file a registration statement for the exchange offer and the exchange notes within 90 days after the issue date of the outstanding notes;

     - use our best efforts to cause the registration statement to become effective under the Securities Act within 180 days after the issue date of the outstanding notes;

     - consummate the exchange offer within 45 days after the date that the registration is declared effective; and

     - file a shelf registration statement for the resale of the outstanding notes if we cannot effect an exchange offer within the time periods listed above and other limited circumstances.

     These requirements under the registration rights agreement will be satisfied when we complete the exchange offer. However, if we fail to comply with these and other deadlines for registering the issuance of the exchange notes and completion of the exchange offer, we must pay additional interest on the outstanding notes. We have also agreed to keep the registration statement for the exchange offer effective for at least 20 business days (or longer, if required by applicable law) after the date on which notice of the exchange offer is mailed to holders. See "Registration Rights Agreement."

     Under the registration rights agreement, our obligations to register the exchange notes will terminate upon the completion of the exchange offer. However, under certain circumstances specified in the registration rights agreement, we may be required to file a "shelf" registration statement for a continuous offer in connection with the outstanding notes pursuant to Rule 415 under the Securities Act.

     This summary includes only the material terms of the registration rights agreement. Please read the section captioned "Registration Rights Agreement" for more details regarding the registration rights agreement. For a full description, you should refer to the complete copy of the registration rights agreement, which has been filed as an exhibit to the registration statement for the exchange offer and the exchange notes. See "Where You Can Find More Information."

     Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See "Plan of Distribution."

RESALE OF THE EXCHANGE NOTES

     Based on an interpretation of the Securities Act by the staff of the SEC, as set forth in no-action letters issued to third parties, we believe that exchange notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by holders of the exchange notes, without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

     - the holder is not our "affiliate" within the meaning of Rule 405 under the Securities Act;

     - the exchange notes are acquired in the ordinary course of the holders' business; and

     - the holders have no arrangement or understanding with any person to participate in the distribution of the exchange notes.

However, the SEC has not specifically considered this exchange offer in the context of issuing a no-action letter. We cannot assure you that the staff of the SEC would make a similar determination with respect to the exchange offer as in the other circumstances. Each holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of exchange notes and has no arrangement or understanding to participate in a distribution of exchange notes. If any holder is an affiliate of ours, is engaged in or intends to engage in or has any arrangement or understanding with any person to participate in the distribution of the exchange notes to be acquired in the exchange offer, that holder:

     - will not be able to rely on the applicable interpretations of the staff of the SEC, and

     - must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

     Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes must acknowledge that the outstanding notes were acquired by the broker-dealer as a result of market-making activities or other trading activities and that it will deliver a prospectus in connection with any resale of the exchange notes. See "Plan of Distribution." In addition, to comply with state securities laws, the exchange notes may not be offered or sold in any state unless they have been registered or qualified for sale in such state or an exemption from registration or qualification, with which there has been compliance, is available. The offer and sale of the exchange notes to "qualified institutional buyers," as defined under Rule 144A of the Securities Act, is generally exempt from registration or qualification under the state securities laws. We currently do not intend to register or qualify the sale of exchange notes in any state where an exemption from registration or qualification is required and not available.

TERMS OF THE EXCHANGE OFFER

     Upon the terms and conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept for exchange outstanding notes which are properly tendered on or before the expiration date and not withdrawn as permitted below. As used in this prospectus, the term "expiration date" means 5:00 p.m., New York City time, on July 25, 2003. However, if we, in our sole discretion, have extended the period of time for which the exchange offer is open, the term "expiration date" means the latest time and date to which we extend the exchange offer. We do not intend to extend the exchange offer beyond August 8, 2003.

     As of the date of this prospectus, $125 million aggregate principal amount of the outstanding notes is outstanding. This prospectus, together with the letter of transmittal, is first being sent on or about June 25, 2003 to all holders of outstanding notes known to us. Our obligation to accept outstanding notes for exchange pursuant to the exchange offer is subject to the conditions set forth below under "-- Conditions to the Exchange Offer."

     Outstanding notes tendered in the exchange offer must be in denominations of principal amount of $1,000 and any integral multiple of $1,000.

     Our acceptance of the tender of outstanding notes by a tendering holder will form a binding agreement upon the terms and subject to the conditions provided in this prospectus and in the accompanying letter of transmittal.

EXTENSIONS, DELAY IN ACCEPTANCE, TERMINATION OR AMENDMENT

     We reserve the right to extend the period of time during which the exchange offer is open. However, we do not intend to extend the exchange offer beyond August 8, 2003. If we extend the exchange offer by giving oral or written notice of an extension to the holders of outstanding notes as described below, we will delay acceptance for exchange of any outstanding notes. Delay in acceptance of the outstanding notes means that the exchange offer is not over, that the holder's outstanding notes have not yet been exchanged for exchange notes, and that such holder may still withdraw the tendered notes until the close of the exchange offer. During any extension period, all outstanding notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any outstanding notes not accepted for exchange will be returned to the tendering holder after the expiration or termination of the exchange offer. We will notify you of any extension by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

     We reserve the right to amend or terminate the exchange offer, and not to accept for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified below under "-- Conditions to the Exchange Offer." We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the outstanding notes as promptly as practicable. If we materially change the terms of the exchange offer, we may be required to distribute an amended prospectus that includes the material change. In such a case, we will also resolicit tenders of the outstanding notes.

PROCEDURES FOR TENDERING

     Only a holder of outstanding notes may tender such outstanding notes in the exchange offer. To tender in the exchange offer, a holder must:

     - complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and mail or deliver such letter of transmittal or facsimile such that the exchange agent will receive it on or prior to the expiration date; or

     - comply with the automated tender offer program procedures of DTC, described below.

     In addition,:

     - the exchange agent must receive the outstanding notes along with the letter of transmittal;

     - the exchange agent must receive, prior to the expiration date, a timely confirmation of a book-entry transfer of such outstanding notes into the exchange agent's account at DTC according to the procedure for book-entry transfer described below, and either a properly transmitted agent's message or a letter of transmittal; or

     - the holder must comply with the guaranteed delivery procedures described below.

     To be tendered effectively, the exchange agent must receive physical delivery of the letter of transmittal and other required documents at its address provided below under "-- The Exchange Agent" prior to the expiration date.

     The tender by a holder that is not withdrawn prior to the expiration date and that is accepted by us will constitute an agreement between the holder and us in accordance with the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

     The method of delivery of outstanding notes, the letter of transmittal and all other required documents to the exchange agent is at the holder's election and risk. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. Holders should not send the letter of transmittal or outstanding notes to us - please send them to the exchange agent. Holders may request their brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

  TENDERING BY BENEFICIAL OWNERS WHO ARE NOT REGISTERED OWNERS

     Beneficial owners of outstanding notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee wishing to tender those notes should contact the registered holder promptly and instruct it to tender on the beneficial owner's behalf. Beneficial owners who wish to tender on their own behalf must, prior to completing and executing the letter of transmittal and delivering their outstanding notes, either:

     - make appropriate arrangements to register ownership of the outstanding notes in their name; or

     - obtain a properly completed bond power from the registered holder of outstanding notes.

     The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

  WHEN ENDORSEMENTS OR BOND POWERS ARE NEEDED

     If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes, the outstanding notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder's name appears on the outstanding notes and a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an eligible guarantor institution must guarantee the signature on the bond power.

     If the letter of transmittal or any outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should so indicate when signing. Unless waived by Citizens, they should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

  TENDERING THROUGH DTC'S AUTOMATED TENDER OFFER PROGRAM

     The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC's system may use DTC's automated tender offer program to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent transmit their acceptance of the exchange offer electronically. They may do so by causing DTC to transfer the outstanding notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent's message to the exchange agent.

     The term "agent's message" means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

     - DTC has received an express acknowledgment from a participant in its automated tender offer program that is tendering outstanding notes that are the subject of such book-entry confirmation;

     - such participant has received and agrees to be bound by the terms of the letter of transmittal or, in the case of an agent's message relating to guaranteed delivery, that such participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and

     - the agreement may be enforced against such participant.

  DETERMINATIONS UNDER THE EXCHANGE OFFER

     WE WILL DETERMINE IN OUR SOLE DISCRETION ALL QUESTIONS AS TO THE VALIDITY, FORM, ELIGIBILITY, TIME OF RECEIPT, ACCEPTANCE OF TENDERED OUTSTANDING NOTES AND WITHDRAWAL OF TENDERED OUTSTANDING NOTES. OUR DETERMINATION WILL BE FINAL AND BINDING. WE RESERVE THE ABSOLUTE RIGHT TO REJECT ANY OUTSTANDING NOTES NOT PROPERLY TENDERED OR ANY OUTSTANDING NOTES OUR ACCEPTANCE OF WHICH WOULD, IN THE OPINION OF OUR COUNSEL, BE UNLAWFUL. WE ALSO RESERVE THE RIGHT TO WAIVE ANY DEFECTS, IRREGULARITIES OR CONDITIONS OF TENDER AS TO PARTICULAR OUTSTANDING NOTES. OUR INTERPRETATION OF THE TERMS AND CONDITIONS OF THE EXCHANGE OFFER, INCLUDING THE INSTRUCTIONS IN THE LETTER OF TRANSMITTAL, WILL BE FINAL AND BINDING ON ALL PARTIES. UNLESS WAIVED, ANY DEFECTS OR IRREGULARITIES IN CONNECTION WITH TENDERS OF OUTSTANDING NOTES MUST BE CURED WITHIN SUCH TIME AS WE SHALL DETERMINE. NEITHER CITIZENS, THE EXCHANGE AGENT OR ANY OTHER PERSON WILL BE UNDER ANY DUTY TO GIVE NOTIFICATION OF DEFECTS OR IRREGULARITIES WITH RESPECT TO TENDERS OF OUTSTANDING NOTES, AND THEY WILL INCUR NO LIABILITY FOR FAILURE TO GIVE SUCH NOTIFICATION. TENDERS OF OUTSTANDING NOTES WILL NOT BE DEEMED MADE UNTIL SUCH DEFECTS OR IRREGULARITIES HAVE BEEN CURED OR WAIVED. ANY OUTSTANDING NOTES RECEIVED BY THE EXCHANGE AGENT THAT ARE NOT PROPERLY TENDERED AND AS TO WHICH THE DEFECTS OR IRREGULARITIES HAVE NOT BEEN CURED OR WAIVED WILL BE RETURNED TO THE TENDERING HOLDER, UNLESS OTHERWISE PROVIDED IN THE LETTER OF TRANSMITTAL, AS SOON AS PRACTICABLE FOLLOWING THE EXPIRATION DATE.

SIGNATURES AND SIGNATURE GUARANTEES

     Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed unless the outstanding notes surrendered for exchange are tendered:

     - by a registered holder of the outstanding notes who has not completed the box entitled "Special Issuance Instructions" on the letter of transmittal, or

     - for the account of an "eligible institution."

     If signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantees must be made by an "eligible institution." An "eligible institution" is a financial institution -- including most banks, savings and loan associations and brokerage houses -- that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program.

REPRESENTATIONS TO CITIZENS

     By tendering, you will represent to us that, among other things,

     - any exchange notes received by you are being acquired in the ordinary course of business;

     - you have no arrangement or understanding with any person to participate in the distribution of the exchange notes within the meaning of the Securities Act;

     - you are not an "affiliate", as defined in the Securities Act, of ours, or if you are an affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act;

     - if you are not a broker-dealer, you are not engaged in, and do not intend to engage in, the distribution of the exchange notes; and

     - if you are a broker-dealer, you will receive exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market-making activities or other trading activities and you will deliver a prospectus in connection with any resale of such exchange notes (but by so acknowledging and delivering a prospectus, you will not be deemed to admit that you are an "underwriter" within the meaning of the Securities Act).

     If any holder or other person acting on behalf of the holder is an "affiliate" of ours, as defined under Rule 405 of the Securities Act, or is engaged in, or intends to engage in, or has an arrangement or understanding with any person to participate in, a distribution of the exchange notes, that holder or other person cannot rely on the applicable interpretations of the staff of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

ACCEPTANCE OF OUTSTANDING NOTES FOR EXCHANGE; DELIVERY OF EXCHANGE NOTES

     For each outstanding note accepted for exchange, the holder of the outstanding note will receive an exchange note having a principal amount equal to that of the tendered outstanding note. The exchange notes will bear interest from the most recent date to which interest has been paid on the outstanding notes or, if no interest has been paid on the outstanding notes, from January 27, 2003. Accordingly, registered holders of exchange notes on the relevant record date for the first interest payment date following the completion of the exchange offer will receive interest accruing from the most recent date to which interest has been paid or, if no interest has been paid, from January 27, 2003. Outstanding notes accepted for exchange will cease to accrue interest from and after the date of completion of the exchange offer. Holders of outstanding notes whose outstanding notes are accepted for exchange will not receive any payment for accrued interest on the outstanding notes otherwise payable on any interest payment date the record date for which occurs on or after completion of the exchange offer and will be deemed to have waived their rights to receive the accrued interest on the outstanding notes.

     In all cases, issuance of exchange notes for outstanding notes will be made only after timely receipt by the exchange agent of:

     - outstanding notes or a timely book-entry confirmation of such; and

     - a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent's message.

     Unaccepted or non-exchanged outstanding notes will be returned without expense to the tendering holder of the outstanding notes. In the case of outstanding notes tendered by book-entry transfer pursuant to the book-entry procedures described below, the non-exchanged outstanding notes will be credited to an account maintained with the book-entry transfer facility as promptly as practicable after the expiration or termination of the exchange offer.

GUARANTEED DELIVERY PROCEDURES

     If a registered holder of outstanding notes desires to tender the outstanding notes, and the outstanding notes are not lost but not immediately available, or time will not permit the holder's outstanding notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer (including delivery of an agent's message) described above cannot be completed on a timely basis, a tender may nonetheless be made if:

     - the tender is made by or through an eligible institution;

     - prior to the expiration date, the exchange agent receives from such eligible institution either a properly completed and duly executed notice of guaranteed delivery by manually signed facsimile transmission, mail or hand delivery;

     - setting forth the holder's name and address, and the series and principal amount of the holder's outstanding notes tendered;

     - stating that the tender is being made;

     - guaranteeing that within three New York Stock Exchange ("NYSE") trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed letter of transmittal with any necessary signature guarantees, or agent's message in lieu of such letter, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

     - the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed letter of transmittal with any required signature guarantees, or agent's message in lieu of such letter, and all other documents required by the letter of transmittal, are received by the exchange agent within three NYSE trading days after the execution of the notice of guaranteed delivery.

WITHDRAWAL OF TENDERS

     Except as otherwise provided in the prospectus, tenders of outstanding notes may be withdrawn at any time before 5:00 p.m., New York City time, on the expiration date.

     For a withdrawal to be effective, the exchange agent must receive a written notice of withdrawal at the address or, in the case of eligible institutions, at the facsimile number, set forth below under "-- Exchange Agent" before 5:00 p.m., New York City time, on the expiration date. Any notice of withdrawal must:

     - specify the name of the person (referred to as the depositor) having tendered the outstanding notes to be withdrawn;

     - identify the notes to be withdrawn, including the certificate number or numbers and principal amount of the outstanding notes;

     - contain a statement that the holder is withdrawing its election to have the outstanding notes exchanged;

     - be signed by the holder in the same manner as the original signature on the letter of transmittal by which the outstanding notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer to have the trustee with respect to the outstanding notes register the transfer of the outstanding notes in the name of the person withdrawing the tender; and

     - specify the name in which the outstanding notes are registered, if different from that of the depositor.

     If outstanding notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of the facility. We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal. Our determination shall be final and binding on all parties. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for exchange. No exchange notes will be issued unless the outstanding notes so withdrawn are validly re-tendered. Any outstanding notes that have been tendered for exchange, but which are not exchanged for any reason, will be returned to the tendering holder without cost to the holder. In the case of outstanding notes tendered by book-entry transfer, the outstanding notes will be credited to an account maintained with the book-entry transfer facility for the outstanding notes, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn outstanding notes may be re-tendered by following the procedures described under "-- Procedures for Tendering" at any time on or before 5:00 p.m., New York City time, on the expiration date.

CONDITIONS TO THE EXCHANGE OFFER

     Notwithstanding any other provision of the exchange offer, we shall not be required to accept for exchange, or to issue exchange notes in exchange for, any outstanding notes, and may terminate or amend the exchange offer, if at any time before the acceptance of the outstanding notes for exchange or the exchange of the exchange notes for the outstanding notes, we determine that the exchange offer violates any law, statute, rule, regulation or interpretation by the staff of the SEC or any order of any governmental agency or court of competent jurisdiction.

     In addition, we will not be obligated to accept for exchange the outstanding notes of any holder that has not made to us (1) the representations described under "-- Procedures for Tendering" and "Plan of Distribution" and (2) such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registration of the exchange notes under the Securities Act.

     These conditions to the exchange offer are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions, or may be waived by us in whole or in part in our sole discretion. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right.

     In addition, we will not accept for exchange any outstanding notes tendered, and no exchange notes will be issued in exchange for any outstanding notes, if at such time any stop order is threatened or in effect relating to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939.

EXCHANGE AGENT

     We have appointed JPMorgan Chase Bank as the exchange agent for the exchange offer. You should direct all executed letters of transmittal to the exchange agent at the address set forth below. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery to the exchange agent addressed as follows:

        DELIVERY TO: JPMorgan Chase Bank, Exchange Agent

           By Mail, Hand or Overnight Courier
           JPMorgan Chase Bank
           Institutional Trust Services
           2001 Bryan Street, 9th Floor
           Dallas, Texas 75201
           Attention: Frank Ivins

           By Facsimile (Eligible Institutions Only):
           (214) 468-6494
           Confirm by Telephone: (214) 468-6464

     IF YOU DELIVER THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE, THEN YOUR DELIVERY OR TRANSMISSION WILL NOT CONSTITUTE A VALID DELIVERY OF THE LETTER OF TRANSMITTAL.

FEES AND EXPENSES

     The principal solicitation for this exchange offer is being made by mail; however, additional solicitation may be made by telephone, facsimile or in person by our officers, regular employees and affiliates. We will not pay any additional compensation to any officers or employees who engage in this solicitation. We will not make any payment to brokers, dealers, or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse reasonable out-of-pocket expenses incurred in connection with the exchange offer.

     Holders who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees with respect to the exchange of notes. Tendering holders will also not be required to pay transfer taxes in the exchange offer. We will pay all charges and expenses in connection with the exchange offer. However, we will not pay any taxes incurred in connection with a holder's request to have exchange notes or non-exchanged notes issued in the name of a person other than the registered holder. See "-- Transfer Taxes" below.

     The estimated cash expenses to be incurred in connection with the exchange offer will be paid by us. We estimate these expenses to be approximately $150,000.

ACCOUNTING TREATMENT

     We will not recognize any gain or loss for accounting purposes upon the consummation of the exchange offer. We will amortize the expense of the exchange offer over the term of the exchange notes under generally accepted accounting principles.

TRANSFER TAXES

     Holders who tender their outstanding notes for exchange will not be obligated to pay any related transfer taxes, except that a holder will be responsible for the payment of any applicable transfer taxes if that holder instructs us to register exchange notes in the name of, or requests that outstanding notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder, or a transfer tax is imposed for any reason other than the exchange of the outstanding notes pursuant to the exchange offer.

CONSEQUENCES OF FAILING TO EXCHANGE OUTSTANDING NOTES

     Holders of outstanding notes who do not exchange their outstanding notes for exchange notes pursuant to the exchange offer will remain subject to the existing restrictions on transfer of the outstanding notes. Accordingly, the outstanding notes not tendered may be resold only:

     - pursuant to a registration statement which has been declared effective under the Securities Act;

     - for so long as the outstanding notes are eligible for resale pursuant to Rule 144A under the Securities Act, to a person the seller reasonably believes is a qualified institutional buyer that purchases for its own account or for the account of a qualified institutional buyer to whom notice is given that the transfer is being made in reliance on Rule 144A; or

     - pursuant to any other available exemption from the registration requirements of the Securities Act (in which case we and the trustee shall have the right to require the delivery of an opinion of counsel, certifications and/or other information satisfactory to us and the trustee), subject in each of the foregoing cases to any requirements of law that the disposition of the seller's property or the property of such investor account or accounts be at all times within its or their control and in compliance with any applicable state securities laws.

     Upon completion of the exchange offer, due to the restrictions on transfer of the outstanding notes and the absence of such restrictions applicable to the exchange notes, it is likely that the market, if any, for outstanding notes will be relatively less liquid than the market for exchange notes. Consequently, holders of outstanding notes who do not participate in the exchange offer could experience significant diminution in the value of their outstanding notes, compared to the value of the exchange notes.

                            DESCRIPTION OF THE NOTES

     The form and terms of the exchange notes and the outstanding notes are identical in all material respects, except that transfer restrictions and registration rights applicable to the outstanding notes do not apply to the exchange notes. The outstanding notes are, and the exchange notes will be, issued under an indenture dated as of January 27, 2003 (the "indenture"), between us and JPMorgan Chase Bank, as trustee, as the same may be amended or supplemented from time to time. By its terms, the indenture incorporates certain provisions of the Trust Indenture Act of 1939 as in effect on the date of the indenture. We urge you to read the indenture and the registration rights agreement because they, and not this description, define your rights as a holder of the notes. A copy of the indenture and the registration rights agreement may be obtained from us upon request.

     The following describes the general terms and provisions of the notes. The following description of the notes is not complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the indenture. In this description of the notes, unless otherwise indicated, "Citizens," "we," "us," and "our" refer only to Citizens Banking Corporation and not to any of its subsidiaries.

GENERAL

     The notes constitute a separate series of debt securities to be issued under the indenture. The notes initially are limited to an aggregate principal amount of $125.0 million, subject to our ability to "reopen" the offering and issue additional notes of the same series. The notes are issued only in fully registered form without coupons, in denominations of $1,000 and integral multiples thereof. We do not intend to apply for listing of the notes on any securities exchange or include them in any automated quotation system. Payment of the full principal amount of the notes will be due on February 1, 2013. The notes are obligations of ours and rank junior to our secured obligations and senior indebtedness (as defined below), and equally with any other subordinated indebtedness that we may issue in the future. The notes are not deposits or other obligations of a bank or savings association and are not insured or guaranteed by the FDIC or any other governmental agency.

     The notes are issued in book-entry form and are evidenced by one or more registered global certificates without coupons, which we sometimes refer to as "global notes," registered in the name of DTC or its nominee. Holders of interests in global notes are not entitled to receive notes in definitive certificated form registered in their names except in connection with a transfer to an institutional accredited investor or in the limited circumstances described below. See "-- Global Notes and Book-Entry System" for a summary of selected provisions applicable to transfer or exchange of global notes.

     Notes in certificated form may be presented for payment and surrendered for registration of transfer or exchange at our agency maintained for that purpose in the Borough of Manhattan, The City of New York, currently the office of the trustee located at 4 New York Plaza, 15(th) Floor, New York, New York 10004,
Attn: Institutional Trust Services. Holders will not be required to pay any charge for the registration of transfer or exchange of notes, other than any tax or other governmental charge payable in connection with the transfer or exchange, but subject to the limitations provided in the indenture.

     Payment of interest on global notes is made to DTC or its nominee. Payment of interest on notes in certificated form will be made against presentation of those notes at the agency referred to in the preceding paragraph or, at our option, by mailing checks payable to the persons entitled to that interest to their addresses as they appear in the note register.

     We are a registered bank holding company and we conduct substantially all of our operations through our subsidiaries. As a result, our ability to make payments on the notes depends primarily upon the receipt of dividends and other distributions from our subsidiaries. There are various statutory restrictions on the ability of our subsidiary banks to pay dividends or make other payments to us. See "Regulation and Supervision."

     In addition, our right to participate in any distribution of assets of any of our subsidiaries upon the subsidiary's liquidation or otherwise, and thus your ability as a holder of the notes to benefit indirectly from such distribution, is subject to the prior claims of creditors of that subsidiary (including, in the case of our subsidiary banks, their depositors), except to the extent that we are a creditor of such subsidiary with claims that are recognized. As a result, the notes effectively are subordinated to all existing and future liabilities and obligations of our subsidiaries, including deposit liabilities. At March 31, 2003, our subsidiaries had debt and other liabilities, excluding deposits and capital, of approximately $1.159 billion and approximately $5.8 billion of deposits, all of which are "structurally senior" to the notes.

     The indenture does not limit or prohibit us from incurring additional senior or junior indebtedness or additional indebtedness ranking pari passu with the notes, nor does it prohibit our subsidiaries from incurring additional indebtedness.

INTEREST

     The notes bear interest at a fixed rate of 5.75% per annum, beginning on January 27, 2003, to but excluding their maturity date, which is February 1, 2013. We will pay interest semi-annually on February 1 and August 1 of each year, beginning on August 1, 2003. All payments of interest will be made to the persons in whose names the notes are registered on the 15th day of the month immediately preceding the interest payment date, whether or not such day is a business day. Interest on the notes at maturity will be payable to the persons to whom principal is payable. A "business day" means any day except a Saturday, Sunday or a legal holiday on which banking institutions in The City of New York, or Detroit, Michigan, are authorized or required by law, regulation or executive order to close.

     We will compute the amount of interest payable on the notes for any full semi-annual period on the basis of a 360-day year of twelve 30-day months. If any interest payment date or the date of maturity of the notes is not a business day, then we will pay the amount payable on that date on the next succeeding day that is a business day, without making any additional interest or other payments because of the delay. Payments of principal, interest and other amounts on the notes issued in book entry form will be made as described below under "-- Global Notes and Book-Entry System."

REDEMPTION

     The notes may not be redeemed, in whole or in part, prior to maturity. The redemption price for the notes at maturity will be 100% of the principal amount thereof plus accrued interest to but excluding the date of redemption. The notes are not subject to any sinking fund.

SUBORDINATION

     The notes constitute direct and unsecured obligations of Citizens and are subordinated in right of payment to all of our "senior indebtedness," as defined below. This means that, in certain circumstances where we may not be making payments on all our debt obligations as they become due, the holders of all our senior indebtedness will be entitled to receive payment in full of all amounts that are due or will become due on their debt securities before you as holders of the notes will be entitled to receive any amounts due with respect to the notes. These circumstances include when we make a payment or distribute assets to creditors upon our liquidation, dissolution, winding up or reorganization.

     In addition, the notes are "structurally subordinated" to all indebtedness and other liabilities, including deposits, trade payables and lease obligations, of our subsidiaries. This occurs because our right to receive any assets of any of our subsidiaries upon its liquidation or reorganization, and thus your right as a holder of our notes to participate in those assets, are effectively subordinated to the claims of that subsidiary's creditors, including depositors and trade creditors.

     "Senior indebtedness" is defined in the indenture as:

     - all of our "indebtedness for money borrowed," as defined below, whether now outstanding or subsequently created, assumed or incurred, other than
       (i) the notes, (ii) any obligation "ranking on a parity with the notes," as defined below or (iii) any obligation "ranking junior to the notes," as defined below;

     - all of our obligations, whether now outstanding or subsequently created, assumed or incurred, to make payment or delivery pursuant to the terms of any financial instrument such as (i) securities contracts and foreign currency exchange contracts, (ii) derivative instruments, such as swap agreements (including interest rate and foreign exchange rate swap agreements), cap or floor agreements, interest rate agreements, commodity contracts or options or (iii) any similar financial instruments or agreements (in each case, other than any such obligation ranking on a parity with the notes or ranking junior to the notes); and

     - any deferrals, renewals or extensions of any such senior indebtedness.

     The term "indebtedness for money borrowed" is defined in the indenture as any of our obligations, or any obligation guaranteed by us, for the repayment of borrowed money, whether or not evidenced by bonds, debentures, notes or other written instruments, and any deferred obligation for the payment of the purchase price of property or assets (excluding trade accounts payable or accrued liabilities in the ordinary course of business).

     The term "ranking junior to the notes" is defined in the indenture to mean any of our obligations which ranks junior to and not equally with or senior to the notes in right of payment upon the occurrence of any insolvency, receivership, conservatorship, reorganization, readjustment of debt, marshalling of assets and liabilities or similar proceedings or any liquidation or winding-up of or relating to us as a whole, whether voluntary or involuntary.

     The term "ranking on a parity with the notes" is defined in the indenture to mean any of our obligations which ranks equally with and not senior to the notes in right of payment upon the occurrence of any insolvency, receivership, conservatorship, reorganization, readjustment of debt, marshalling of assets and liabilities or similar proceedings or any liquidation or winding-up of or relating to us as a whole, whether voluntary or involuntary.

     We may not make any payment on account of the principal of or interest in respect of the notes if a default in payment with respect to any senior indebtedness has occurred and is continuing or an event of default with respect to any senior indebtedness permitting the acceleration of the maturity thereof has occurred.

     Upon any payment or distribution of assets to creditors upon any insolvency, receivership, conservatorship, reorganization, readjustment of debt, marshalling of assets and liabilities or similar proceedings or any liquidation or winding-up of or relating to us as a whole, whether voluntary or involuntary, the holders of all senior indebtedness will be entitled to receive payment in full before the holders of the notes will be entitled to receive any payment in respect of the principal of or interest on the notes.

     If the holders of the notes receive payment and at the time of receiving payment all senior indebtedness has not been paid in full, then such payment shall be held in trust for the benefit of the holders of senior indebtedness. By reason of the subordination provisions described above, in the event of our insolvency, holders of the notes may recover less, ratably, than holders of our senior indebtedness.

EVENTS OF DEFAULT; LIMITED RIGHTS OF ACCELERATION

     The only "events of default" under the indenture with respect to the notes are specified events involving our bankruptcy, insolvency or reorganization. If one of these bankruptcy-related events of default does occur payment of principal and accrued and unpaid interest on the notes will be accelerated. However, there is no right of acceleration of the payment of principal of the notes upon a default in the payment of principal or interest on the notes or in the performance of any of our other covenants or agreements contained in the notes or in the indenture for the notes. In the event of a default in the payment of principal or interest, you will have the right to institute a suit directly against us for the collection of such overdue payment, without first instituting suit against the trustee or any other person.

DEFAULTS AND REMEDIES

     The following are "defaults" under the indenture with respect to the notes:

     - any event of default as described above;

     - default in the payment of any principal on the notes when due;

     - default in the payment of any interest on the notes when due, which continues for 30 days; and

     - default in the performance of any other obligation contained in the notes or in the indenture for the benefit of the holders of notes, which continues for 60 days after written notice given by the trustee or by the holders of at least a majority in principal amount of the outstanding notes.

     If a default occurs and is continuing under the indenture, the trustee may, in its discretion and subject to certain conditions, seek to enforce its rights and the rights of the holders of the notes by appropriate judicial proceedings, which may include demanding payment of any amounts then due and payable on the notes. The trustee may not accelerate the maturity of the notes upon the occurrence of a default.

     The holders of a majority in principal amount of the outstanding notes may waive any default with respect to the notes, except a default in the payment of any amounts due and payable under the notes; or in an obligation contained in, or a provision of, the indenture which cannot be modified without the consent of each holder of the notes.

     The holders of a majority in principal amount of the outstanding notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes, provided that any direction is not in conflict with any rule of law or the indenture. Subject to the provisions of the indenture relating to the duties of the trustee, before proceeding to exercise any right or power under the indenture at the direction of the holders, the trustee is entitled to receive from those holders indemnity satisfactory to the trustee against the costs, expenses and liabilities that it might incur in complying with any direction.

     A holder of the notes has the right to institute a proceeding with respect to the indenture or for any remedy under the indenture with respect to the notes, only if:

     - such holder has previously given to the trustee written notice of a continuing default;

     - the holders of not less than a majority in aggregate principal amount of the outstanding notes also have made written request to the trustee and offered the trustee indemnity satisfactory to the trustee;

     - the trustee has failed to comply with the request within 60 days after receipt of the request and offer of indemnity; and

     - the trustee has not received from the holders of a majority in principal amount of the outstanding notes a direction inconsistent with such request during that 60-day period.

     Notwithstanding the foregoing, any holder of a note has the absolute right to institute suit for any defaulted payment after the due date for such payment.

     We are required to furnish annually to the trustee a statement as to the performance of our obligations under the indenture and as to any default in that performance.

MODIFICATION AND WAIVER

     We and the trustee may amend and modify the indenture with the written consent of the holders of at least a majority in principal amount of the outstanding notes. However, without the consent of each holder of any notes affected thereby, we may not amend or modify the indenture to:

     - change the stated maturity date of the principal of, or any installment of interest on, any note;

     - reduce the principal amount of, or the rate of interest on, any note;

     - change the place or currency of payment of principal of, or interest on, any note;

     - impair the right to institute suit for the enforcement of any payment on or after the stated maturity on any note;

     - reduce the percentage or principal amount of outstanding notes, the consent of whose holders is required to modify or amend the indenture or to waive compliance with certain provisions of the indenture;

     - make any change relating to the subordination of the notes in a manner adverse to the holders of the notes;

     - make any change relating to the subordination of the notes in a manner adverse to holders of senior indebtedness, unless the holders of senior indebtedness consent to that change under the terms of that senior indebtedness; or

     - waive a default in the payment of principal of, or interest on, any note.

     The holders of at least a majority in principal amount of the outstanding notes may waive past defaults under the indenture, except as described under "-- Defaults and Remedies."

     We and the trustee may also amend and modify the indenture without the consent of any holder for any of the following purposes:

     - to evidence the succession of another person to us as described below under "-- Consolidation, Merger and Sale of Assets";

     - to add to our covenants for the benefit of the holders of all of the notes;

     - to add events or occurrences which will constitute a default or an event of default;

     - to change or eliminate any of the provisions of the indenture, so long as any such change or elimination will become effective only when there is no outstanding security which is entitled to the benefit of that provision;

     - to evidence and provide for the acceptance of appointment by a successor trustee;

     - to cure any ambiguity, to correct or supplement any provision in the indenture or to make any other provisions with respect to matters or questions arising under the indenture, so long as the interests of holders of notes are not adversely affected in any material respect under the indenture;

     - to comply with any requirements of the Commission in connection with any qualification of the indenture under the Trust Indenture Act of 1939;

     - to provide for uncertificated notes in addition to or in place of certificated notes, provided that such action shall not adversely affect the interests of the holders of the notes in any material respect;

     - to surrender any right or power conferred upon us;

     - to make any change that, in the good faith opinion of our board of directors as evidenced by a board resolution, does not materially and adversely affect the rights of any holder; or

     - to provide for conversion rights of the holders of the notes to enable those holders to convert the notes into other securities.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     We may consolidate or merge with or into any other corporation, and we may sell, lease or convey our properties and assets substantially as an entirety to any corporation, provided that:

     - the resulting corporation, if other than us, is a corporation organized and existing under the laws of the United States of America or any U.S. state and assumes all of our obligations to: (i) pay the principal of, and interest on, the notes and (ii) perform and observe all of our other obligations under the indenture;

     - we are not, or any successor corporation, as the case may be, is not, immediately after any such transaction, in default under the indenture; and

     - we deliver to the trustee an officers' certificate and opinion stating that all of our obligations under the indenture relating to such transaction have been complied with.

     The indenture does not provide for any right of acceleration in the event of a consolidation, merger, sale of all or substantially all of our assets, a recapitalization or a change in our stock ownership. In addition, the indenture does not contain any provision which would protect the holders of notes against a sudden and dramatic decline in our credit quality resulting from any merger, sale, recapitalization or similar restructuring.

GLOBAL NOTES AND BOOK-ENTRY SYSTEM

  THE GLOBAL NOTES

     The outstanding notes are and the exchange notes will be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof (the "Global Notes"). The Global Notes will be deposited on the date of the acceptance for exchange of the outstanding notes and the issuance of the exchange notes with the Trustee as custodian for DTC, in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

     Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to DTC or another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for outstanding notes which are in certificated, registered form ("Certificated Notes") except in connection with a transfer to an institutional accredited investor.

  DEPOSITORY PROCEDURES

     Although DTC has agreed to the following procedures in order to facilitate transfers of interests in the Global Notes among participants of DTC, it is under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. The descriptions of the operations and procedures of DTC, Euroclear Bank S.A./N.V., as operator of the Euroclear system ("Euroclear") and Clearstream Banking Societe Anonyme, Luxembourg ("Clearstream") set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time. None of Citizens, the trustee or any of their respective agents has any responsibility for the performance by the respective settlement systems of their obligations under the rules and procedures governing their operations.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also facilitates the clearance or settlement among Direct Participants of securities transactions, like transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its Direct Participants and by The New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others like securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.

     Purchases of Global Notes under the DTC system must be made by or through Direct Participants, which receive a credit for Global Notes on DTC's records. The ownership interest of each actual purchaser of each Global Note ("Beneficial Owner") is in turn recorded on the Direct and Indirect Participants' records.

     Beneficial Owners do not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmation providing details of their transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Global Notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners do not receive certificates representing their ownership interests in Global Notes, except in the event that use of the book entry system for the Global Notes is discontinued. Transfers between participants in DTC are effected in accordance with DTC's procedures and settled in same-day funds. Transfers between participants in Euroclear or Clearstream effected in the ordinary way in accordance with their respective rules and operating procedures.

     To facilitate subsequent transfers, all Global Notes deposited by Direct Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of Global Notes with DTC and their registration in the name of Cede & Co. or any other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Global Notes. DTC's records reflect only the identity of the

Direct Participants to whose accounts those Global Notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants are responsible for keeping account of their holdings on behalf of their customers. Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     None of DTC, Cede & Co., or any other nominee will consent or vote with respect to the Global Notes. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Global Notes are credited on the record date (identified in a listing attached to the omnibus proxy).

     Redemption proceeds and principal and interest payments on the Global Notes will be made to Cede & Co., or any other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit Direct Participants' accounts, upon DTC's receipt of funds and corresponding detail information from us or the trustee on the payment date in accordance with their respective holdings shown on DTC's records. Payments by Direct or Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not that of DTC, the trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions and dividends to Cede & Co. (or other nominee requested by an authorized representative of DTC) is the responsibility of us or the trustee, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

     Subject to compliance with the transfer restrictions applicable to the notes, cross-market transfers between the participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, are effected through DTC in accordance with DTC's rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, those cross-market transactions require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in that system in accordance with the rules and procedures and within the established deadlines (Brussels time) of that system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

     Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures in order to facilitate transfer of interests in the Global Notes among their respective participants, they may discontinue such procedures at any time and DTC may discontinue providing its services as securities depository with respect to the Global Notes at any time. Under these circumstances, in the event that a successor securities depository is not obtained, Certificated Notes are required to be printed and delivered to each holder.

     We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, Certificated Notes will be printed and delivered.

     The information in this section concerning DTC, Euroclear and Clearstream has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

     The laws of some states may require that certain persons take physical delivery of securities in certificated form. Consequently, the ability to transfer beneficial interests in a Global Note to those persons may be limited. In addition, because DTC can act only on behalf of Direct Participants, which, in turn, act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in a Global Note to pledge or transfer that interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of that interest, may be affected by the lack of a physical certificate evidencing that interest.

                         REGISTRATION RIGHTS AGREEMENT

     In connection with the sale of the outstanding notes, we entered into a registration rights agreement with the initial purchasers, in which we agreed to:

     - file a registration statement relating to a registered exchange offer for the outstanding notes with the SEC on or prior to the 90th day after the date the outstanding notes were first issued;

     - use our reasonable best efforts to cause the SEC to declare the exchange offer registration statement effective under the Securities Act no later than the 180th day after the outstanding notes were first issued;

     - use our reasonable best efforts to cause this registration statement to remain effective until the closing of the exchange offer; and

     - use our reasonable best efforts to complete the exchange offer no later than 45 days after the exchange offer registration statement becomes effective.

     We agreed to keep the exchange offer open for at least 20 business days (or longer, if required by applicable law or otherwise extended by us, at our option, but we do not intend to extend the exchange offer beyond August 8, 2003) after the date notice of the exchange offer is mailed to the holders of the outstanding notes. During the exchange offer, we have agreed to offer to all holders of outstanding notes who are legally eligible to participate in the exchange offer the opportunity to exchange their notes for exchange notes.

SHELF REGISTRATION

     We will only be required to file a shelf registration statement if (a) there is a change in law or applicable interpretations of the law by the staff of the SEC, and as a result we are not permitted to effect the exchange offer as contemplated by the registration rights agreement, (b) the exchange offer is not consummated within 45 days after the exchange offer registration statement is declared effective, but we may terminate this shelf registration statement at any time, without penalty, if the exchange offer is consummated, (c) a request is received within 30 days following consummation of the exchange offer from a holder of Registrable Notes who is not eligible to participate in the exchange offer, or who does participate in the exchange but its exchange notes are not freely transferable under the Securities Act; or (d) a request is received within 90 days following consummation of the exchange offer from an initial purchaser holding Registrable Notes.

     If a shelf registration statement is required, we will:

     - file the shelf registration statement with the SEC no later than (a) the 180th day after the date the notes were first issued or (b) the 60th day after that filing obligation arises, whichever is later;

     - use our reasonable best efforts to cause the shelf registration statement to be declared effective by the SEC in no event later than the 60th day after the shelf registration statement is required to be filed with the SEC; and

     - use our reasonable best efforts to keep the shelf registration statement continuously effective for a period of two years after the latest date on which any outstanding notes are originally issued or, if earlier, until all the Registrable Notes covered by the shelf registration statement are sold thereunder, become eligible for resale pursuant to Rule 144(k) under the Securities Act or cease to be Registrable Notes.

     Notwithstanding the foregoing, during any 365-day period we may, by notice to holders of Registrable Notes, suspend the availability of a shelf registration statement and the use of the related prospectus for up to two periods of up to 45 consecutive days each but not more than an aggregate of 90 days during any 365-day period if (a) such action is required by applicable law,
(b) such action is taken by us in good faith and for valid business reasons, including the acquisition or divestiture of assets or a material corporate transaction or event or (c) the happening of any event or the discovery of any fact that makes any statement made in the shelf registration statement or the related prospectus untrue in any material respect or constitutes an omission to state a material fact in the shelf registration statement or the related prospectus.

     Each holder of Registrable Notes will be required to discontinue disposition of Registrable Notes pursuant to the shelf registration statement upon receipt of notice from us. The shelf registration statement will permit only certain holders to resell their Registrable Notes from time to time. In particular, these holders must provide certain information in connection with the shelf registration statement and agree in writing to be bound by all provisions of the registration rights agreement (including certain indemnification obligations).

     A holder who sells Registrable Notes pursuant to the shelf registration statement will be required to be named as a selling security holder in the related prospectus and to deliver a copy of the prospectus to purchasers. If we are required to file a shelf registration statement, we will provide to each holder of Registrable Notes copies of the prospectus that is a part of the shelf registration statement and notify each of these holders when the shelf registration statement becomes effective. These holders will be subject to certain of the civil liability provisions under the Securities Act in connection with those sales, and will be bound by the provisions of the registration rights agreement which are applicable to these holders (including certain indemnification obligations).

ADDITIONAL INTEREST

     If a Registration Default (as defined below) occurs, then we will be required to pay additional interest to each holder of Registrable Notes. During the first 90-day period that a Registration Default occurs and is continuing, we will pay additional interest on the Registrable Notes at a rate of 0.25% per annum. If a Registration Default occurs and continues for a period of more than 90 days, then the amount of additional interest we are required to pay on the Registrable Notes will increase effective from the 91st day of such period by an additional 0.25% per annum until all Registration Defaults have been cured. However, in no event will the rate of additional interest exceed 0.50% per annum. Such additional interest will accrue only for those days that a Registration Default occurs and is continuing. All accrued additional interest will be paid to the holders of the Registrable Notes in the same manner as interest payments on the outstanding notes, with payments being made on the interest payment dates for outstanding notes. Following the cure of all Registration Defaults, no more additional interest will accrue unless a subsequent Registration Default occurs. Additional interest will not be payable on any outstanding notes other than Registrable Notes.

     You will not be entitled to receive any additional interest on any Registrable Notes if you were, at any time while the exchange offer was pending, eligible to exchange, and did not validly tender, your Registrable Notes for exchange notes in the exchange offer.

     A "Registration Default" would occur if:

     - we had failed to file the exchange offer registration statement on or prior to the 90th day after the date that the outstanding notes were first issued;

     - the exchange offer registration statement had not been declared effective by the SEC on or prior to the 180th day after the notes were first issued;

     - we fail to complete the exchange offer on or prior to 45 days after the exchange offer registration statement becomes effective; or

     - the shelf registration statement is declared effective but thereafter ceases to be effective or usable in connection with resales of the Registrable Notes during the periods specified in the registration rights agreement, except as a result of the exercise by us of our right to suspend use of the shelf registration statement and the related prospectus as described under "-- Shelf Registration" above.

     "Registrable Notes" means the outstanding notes; provided, however, that any outstanding notes shall cease to be Registrable Notes when (1) a registration statement with respect to those outstanding notes has been declared effective under the Securities Act and those outstanding notes have been disposed of pursuant to the registration statement, (2) those outstanding notes have been sold to the public pursuant to Rule 144 (or any similar provision then in force, but not Rule 144A) under the Securities Act, (3) those outstanding notes have ceased to be outstanding or (4) those outstanding notes have been exchanged for exchange notes which have been registered pursuant to the exchange offer registration statement upon consummation of the exchange offer, subject, in the case of this clause (4), to certain exceptions.

             MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following is a general discussion of material United States federal income tax consequences associated with the exchange of the outstanding notes for the exchange notes in the exchange offer and the ownership and disposition of the exchange notes. This summary applies only to a holder of an exchange note who acquired an outstanding note at the initial offering from an initial purchaser for the original offering price and who acquires the exchange notes in the exchange offer. The discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), United States Treasury Regulations issued thereunder, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time. Any such change may be applied retroactively in a manner that could adversely affect a holder of the notes. The Company did not receive an opinion of tax counsel with respect to these material United States federal income tax consequences.

     This discussion does not address all of the United States federal income tax consequences that may be relevant to a holder in light of such holder's particular circumstances or to holders subject to special rules, such as certain financial institutions, U.S. expatriates, insurance companies, dealers in securities or currencies, traders in securities, United States Holders (as defined below) whose functional currency is not the U.S. dollar, tax-exempt organizations and persons holding the notes as part of a "straddle," "hedge," "conversion transaction" or other integrated transaction. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed. This discussion does not address the tax consequences to subsequent purchasers of the exchange notes and is limited to investors who hold the exchange notes as capital assets.

     Each holder should consult its tax advisor regarding the particular tax consequences to the holder as a result of the exchange of the outstanding notes for the exchange notes in the exchange offer and the ownership and disposition of the exchange notes, as well as any tax consequences that may arise under the laws of any relevant foreign, state, local or other taxing jurisdictions.

     As used herein, "United States Holder" means a beneficial owner of the notes who or that is:

     - an individual that is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the "substantial presence" test under Section 7701(b) of the Code;

     - a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or a political subdivision thereof;

     - an estate, the income of which is subject to United States federal income tax regardless of its source; or

     - a trust, if a United States court can exercise primary supervision over the administration of the trust and one or more United States persons can control all substantial trust decisions, or, if the trust was in existence on August 20, 1996, has elected to continue to be treated as a United States person.

     We have not sought and will not seek any rulings from the Internal Revenue Service (the "IRS") with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the exchange, ownership or disposition of the notes or that any such position would not be sustained. If a partnership or other entity taxable as a partnership holds the notes, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Such partner should consult its tax advisor as to the tax consequences.

UNITED STATES HOLDERS

  INTEREST

     Interest on the notes generally will be taxable to a holder as ordinary income as it accrues or is received in accordance with the holder's method of accounting for U.S. federal income tax purposes.

  SALE OR OTHER TAXABLE DISPOSITION OF THE NOTES

     A United States Holder will recognize gain or loss on the sale, exchange (other than for a tax-free transaction), redemption, retirement or other taxable disposition of a note equal to the difference between the amount realized upon the disposition (less a portion allocable to any accrued and unpaid interest, which will be taxable as ordinary income if not previously included in such holder's income) and the United States Holder's adjusted tax basis in the note. A United States Holder's adjusted basis in a note generally will be the United States Holder's cost therefore. This gain or loss generally will be a capital gain or loss, and will be a long-term capital gain or loss if the United States Holder has held the note for more than one year (or such other holding period as may be required to qualify for long-term capital gain treatment under any future amendments to the Code). Otherwise, such gain or loss will be a short-term capital gain or loss.

  EXCHANGE OFFER

     The exchange of an outstanding note for an exchange note in the exchange offer will not constitute a significant modification of the outstanding note for United States federal income tax purposes. Therefore, the exchange note received will be treated as a continuation of the outstanding note in the hands of the holder. As a result, (1) a United States Holder will not recognize a taxable gain or loss as a result of exchanging such holder's notes; (2) the holding period of the notes received will include the holding period of the notes exchanged therefore; and (3) the adjusted tax basis of the notes received will be the same as the adjusted tax basis of the notes exchanged therefore immediately before such exchange.

  BACKUP WITHHOLDING

     A United States Holder may be subject to a backup withholding tax when such holder receives interest and principal payments on the notes held or upon the proceeds received upon the sale or other disposition of such notes. Certain holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to backup withholding. A United States Holder will be subject to this backup withholding tax if such holder is not otherwise exempt and such holder:

     - fails to furnish its taxpayer identification number ("TIN"), which, for an individual, is ordinarily his or her social security number;

     - we are notified the holder has furnished an incorrect TIN;

     - is notified by the IRS that it has failed to properly report payments of interest or dividends; or

     - fails to certify, under penalties of perjury, that it has furnished a correct TIN and that the IRS has not notified the United States Holder that it is subject to backup withholding.

     United States Holders should consult their personal tax advisor regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. The backup withholding tax is not an additional tax and taxpayers may use amounts withheld as a credit against their United States federal income tax liability or may claim a refund as long as they timely provide certain information to the IRS.

NON-UNITED STATES HOLDERS

     As used herein, a "non-United States Holder" is a beneficial owner of the notes who is not a United States Holder.

  INTEREST

     Interest paid to a non-United States Holder generally will qualify for the "portfolio interest exemption" and therefore will not be subject to United States federal withholding tax of 30% (or, if applicable, a lower treaty rate) provided that:

     - such holder does not directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all of our classes of stock;

     - such holder is not a controlled foreign corporation that is related to us through stock ownership and is not a bank that received such notes on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

     - either (1) the non-United States Holder certifies in a statement provided to us or our paying agent, under penalties of perjury, that it is not a "United States person" within the meaning of the Code and provides its name and address, (2) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business and holds the notes on behalf of the non-United States Holder certifies to us or our paying agent under penalties of perjury that it, or the financial institution between it and the non-United States Holder, has received from the non-United States Holder a statement, under penalties of perjury, that such holder is not a "United States person" and provides us or our paying agent with a copy of such statement or (3) the non-United States Holder holds its notes directly through a "qualified intermediary" and certain conditions are satisfied.

     Even if the above conditions are not met, a non-United States Holder may be entitled to a reduction in or an exemption from withholding tax on interest under a tax treaty between the United States and the non-United States Holder's country of residence. To claim such a reduction or exemption, a non-United States Holder must generally complete IRS Form W-8BEN and claim this exemption on the form. In some cases, a non-United States Holder may instead be permitted to provide documentary evidence of its claim to the intermediary, or a qualified intermediary may already have some or all of the necessary evidence in its files.

     The certification requirements described above may require a non-United States Holder that provides an IRS form, or that claims the benefit of an income tax treaty, to also provide its United States taxpayer identification number. The applicable regulations generally also require, in the case of a note held by a foreign partnership, that:

     - the certification described above be provided by the partners and

     - the partnership provide certain information.

     Further, a look-through rule will apply in the case of tiered partnerships. Special rules are applicable to intermediaries. Prospective investors should consult their tax advisors regarding the certification requirements for non-United States persons.

  SALE OR OTHER TAXABLE DISPOSITION OF THE NOTES

     A non-United States Holder will generally not be subject to United States federal income tax or withholding tax on gain recognized on the sale, exchange, redemption, retirement or other disposition of a note. However, a non-United States Holder may be subject to tax on such gain if such holder is an individual who was present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case such holder may have to pay a United States federal income tax of 30% (or, if applicable, a lower treaty rate) on such gain.

  UNITED STATES TRADE OR BUSINESS

     If interest or gain from a disposition of the notes is effectively connected with a non-United States Holder's conduct of a United States trade or business, or if an income tax treaty applies and the non-United States Holder maintains a United States "permanent establishment" to which the interest or gain is generally attributable, the non-United States Holder may be subject to United States federal income tax on the interest or gain on a net basis in the same manner as if it were a United States Holder. If interest income received with respect to the notes is taxable on a net basis, the 30% withholding tax described above will not apply (assuming an appropriate certification is provided). A foreign corporation that is a holder of a note also may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to certain adjustments, unless it qualifies for a lower rate under an applicable income tax treaty. For this purpose, interest on a note or gain recognized on the disposition of a note will be included in earnings and profits if the interest or gain is effectively connected with the conduct by the foreign corporation of a trade or business in the United States.

  BACKUP WITHHOLDING AND INFORMATION REPORTING

     Backup withholding will likely not apply to payments of principal or interest made by us or our paying agents, in their capacities as such, to a non-United States Holder of a note if the holder is exempt from withholding tax on interest as described above. However, information reporting on IRS Form 1042-S may still apply with respect to interest payments. In general, payments of the proceeds from a disposition by a non-United States Holder of a note made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that information reporting (but generally not backup withholding) may apply to those payments if the broker is:

     - a United States person;

     - a controlled foreign corporation for United States federal income tax purposes;

     - a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period; or

     - a foreign partnership, if at any time during its tax year, one or more of its partners are United States persons, as defined in Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, the foreign partnership is engaged in a United States trade or business.

     Payment of the proceeds from a disposition by a non-United States Holder of a note made to or through the United States office of a broker is generally subject to information reporting and backup withholding unless the holder or beneficial owner certifies as to its non-United States status or otherwise establishes an exemption from information reporting and backup withholding.

     Non-United States Holders should consult their own tax advisors regarding application of withholding and backup withholding in their particular circumstance and the availability of and procedure for obtaining an exemption from withholding and backup withholding under current Treasury regulations. In this regard, the current Treasury regulations provide that a certification may not be relied on if we or our agent (or other payor) knows or has reasons to know that the certification may be false. Any amounts withheld under the backup withholding rules from a payment to a non-United States Holder will be allowed as a credit against the holder's United States federal income tax liability or the holder may claim a refund, provided the required information is furnished timely to the IRS.

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale.

     We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     For a period of 180 days after the expiration date of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, including the expenses of one counsel for the holders of the notes, other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes, including any broker-dealers, against various liabilities, including liabilities under the Securities Act.

                      WHERE YOU CAN FIND MORE INFORMATION

     Citizens Banking Corporation has filed with the U.S. Securities and Exchange Commission, or the SEC, a registration statement on Form S-4 under the Securities Act of 1933 and the rules and regulations thereunder, which we refer to collectively as the Securities Act, covering the notes to be issued in the exchange offer (File No. 333-104472). This prospectus does not contain all of the information included in the registration statement. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is not necessarily complete. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved.

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

     We "incorporate by reference" into this prospectus some of the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below:

     - Annual Report on Form 10-K for the year ended December 31, 2002, including information specifically incorporated by reference into our Form 10-K from our 2002 Annual Report to Shareholders and our definitive Proxy Statement for our 2002 Annual Meeting of Shareholders; and

     - Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003.

     - Current Reports on Form 8-K filed January 21, 2003, January 27, 2003, February 18, 2003, March 14, 2003, April 8, 2003, April 18, 2003 and
       April 21, 2003 (excluding information filed under Item 9).

     Our SEC file number is 000-10535.

     In addition, all reports and other documents we subsequently file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the expiration date of this exchange offer will be deemed to be incorporated by reference into this prospectus and to be part of this prospectus from the date we subsequently file the reports and documents.

     Any statements contained in a document incorporated or deemed to be incorporated by reference into this prospectus are deemed to be modified or superseded for purposes of this prospectus to the extent modified or superseded by another statement contained in any subsequently filed document also incorporated by reference in this prospectus. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute part of this prospectus.

     You may request a copy of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing to or telephoning us at the following address: Thomas W. Gallagher, Corporate Secretary, Citizens Banking Corporation, 328 S. Saginaw Street, Flint, Michigan 48502, Phone: (810) 766-7500.

     TO OBTAIN TIMELY DELIVERY OF ANY COPIES OF FILINGS REQUESTED, PLEASE WRITE OR TELEPHONE NO LATER THAN JULY 18, 2003, FIVE BUSINESS DAYS PRIOR TO THE EXPIRATION OF THE EXCHANGE OFFER.

     You may obtain information about us by accessing our world wide website at http://www.citizensonline.com.

     You should rely only on the information incorporated by reference or presented in this prospectus. We have not authorized anyone else to provide you with different information. We are only offering these securities in states where the offer is permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date hereof.

                                 LEGAL MATTERS

     Dykema Gossett PLLC, Detroit, Michigan has passed on the validity of the issuance of the exchange notes.

                                    EXPERTS

     The consolidated financial statements of Citizens Banking Corporation incorporated by reference in Citizens Banking Corporation's Annual Report on Form 10-K, as amended, for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                                  $125,000,000

                      [CITIZENS BANKING CORPORATION LOGO]

                                 EXCHANGE OFFER
                       5.75% SUBORDINATED NOTES DUE 2013

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                 June 25, 2003